UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Commission file number 001-37420

SERITAGE GROWTH PROPERTIES

(Exact name of registrant as specified in its charter)

Maryland	**38-3976287**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Fifth Avenue, Suite 1530, New York, New York	**10110**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (212) 355-7800
Securities registered pursuant to Section 12(b) of the Act:

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common shares of beneficial interest, par value $0.01 per share	SRG	New York Stock Exchange
7.00% Series A cumulative redeemable preferred shares of beneficial interest, par value $0.01 per share	SRG-PA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-Accelerated filer	☒
Smaller reporting company	☒			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

On June 30, 2025, the last business day of the most recently completed second quarter of the registrant, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $132,000,000 based upon the closing price of $3.08 of the common stock as reported on the New York Stock Exchange on such date.

As of March 30, 2026, the registrant had the following common shares outstanding:

Class	**Shares Outstanding**
Class A common shares of beneficial interest, par value $0.01 per share	56,324,607
Class B common shares of beneficial interest, par value $0.01 per share	0
Class C common shares of beneficial interest, par value $0.01 per share	0

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Seritage Growth Properties' Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

SERITAGE GROWTH PROPERTIES
ANNUAL REPORT ON FORM 10-K
DECEMBER 31, 2025

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") of Seritage Growth Properties contains statements that constitute forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the opposite of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- Declines in retail, real estate and general economic conditions;
- Competition and related challenges in the real estate and retail industries and the ability of our top tenants to successfully operate their businesses;
- Failure to achieve expected occupancy and/or rent levels within the projected time frame or at all;
- Risks relating to our redevelopment activities and disposition of properties;
- The process and results of our review of strategic alternatives and our Plan of Sale (defined below);
- The impact of ongoing negative operating cash flow on our ability to fund operations and ongoing development;
- Contingencies to the commencement of rent under signed leases;
- Environmental, health, safety and land use and other laws and regulations;
- The terms of our indebtedness and availability or sources of liquidity; and
- Possible acts of war, terrorist activity or other acts of violence or cybersecurity interests.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. Except as required by law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see "Item 1A. Risk Factors."

PART I

ITEM 1. BUSINESS

The Company

Seritage Growth Properties ("Seritage") (NYSE: SRG), was formed as a Maryland real estate investment trust on June 3, 2015, operated as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code (the "Code") from formation through December 31, 2021. On March 31, 2022, Seritage revoked its REIT election and became a taxable C Corporation effective January 1, 2022. Seritage's assets are held by and its operations are primarily conducted, directly or indirectly, through Seritage Growth Properties, L.P., a Delaware limited partnership (the "Operating Partnership"). Under the partnership agreement of the Operating Partnership, Seritage, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership. Unless otherwise expressly stated or the context otherwise requires, the "Company" and "Seritage" refer to Seritage, the Operating Partnership and its owned and controlled subsidiaries.

Prior to the adoption of the Company's Plan of Sale (defined below), Seritage was principally engaged in the ownership, development, redevelopment, management, sale and leasing of diversified retail and mixed-use properties throughout the United States. As of December 31, 2025, the Company's portfolio consisted of interests in 10 properties comprised of approximately 0.8 million square feet of gross leasable area ("GLA") or build-to-suit leased area and 156 acres of land. The portfolio encompasses five consolidated properties consisting of approximately 0.3 million square feet of GLA and 71 acres (such properties, the "Consolidated Properties") and five unconsolidated entities consisting of approximately 0.5 million square feet of GLA and 85 acres (such properties, the "Unconsolidated Properties").

The Company's mission is to maximize value for our shareholders in accordance with the Plan of Sale.

Background

The Company commenced operations on July 7, 2015 following a rights offering to the shareholders of Sears Holding Corporation ("Sears Holdings" or "Sears") to purchase common shares of Seritage in order to fund, in part, the $2.7 billion acquisition of certain of Sears Holdings' owned properties and its 50% interests in three joint ventures which were simultaneously leased back to Sears Holdings under master lease agreements (the "Original Master Lease" and the "Original JV Master Leases", respectively).

On October 15, 2018, Sears Holdings and certain of its affiliates filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Subsequently, the Company and certain affiliates of Transform Holdco LLC ("Holdco"), an affiliate of ESL Investments, Inc., executed a master lease (the "Holdco Master Lease") with respect to 51 consolidated properties, which became effective when the Bankruptcy Court issued an order approving the rejection of the Original Master Lease.

Since March 2021, the Company has not leased any properties to Sears Holdings or its successors after giving effect to the termination of the Holdco Master Lease.

Edward S. Lampert is the Chairman and Chief Executive Officer of ESL Investments, Inc, which owns Holdco. Mr. Lampert was also the Chairman of Seritage prior to his retirement, effective March 1, 2022, and controlled each of the tenant entities that was a party to the Holdco Master Lease prior to their respective terminations.

Review of Strategic Alternatives

On March 1, 2022, the Company announced that its board of trustees ("Board of Trustees") has commenced a process to review a broad range of strategic alternatives to enhance shareholder value. The Board of Trustees created a special committee of the Board of Trustees (the "Special Committee") to oversee the process. The Special Committee retained Barclays Capital, Inc. ("Barclays") as its financial advisor from March 2022 to August 2023 to assist with the strategic review. The Company sought a shareholder vote to approve a proposed plan of sale of our assets and dissolution (the "Plan of Sale") that would allow our Board of Trustees to sell all of our assets, distribute the net proceeds to shareholders and dissolve the Company, which Plan of Sale can be suspended by the Board of Trustees.

The 2022 Annual Meeting of Shareholders occurred on October 24, 2022, at which time the Plan of Sale was approved by the shareholders, following our filing of a final proxy statement with the Securities and Exchange Commission ("SEC") on September 14, 2022. See Note 1 – Organization of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for additional information about the Plan of Sale. The strategic review process remains ongoing as the Company executes the Plan of Sale, and the Company remains open minded to pursuing value maximizing alternatives, including a potential sale of the Company. There can be no assurance that the review process will result in any transaction or that the Company will be successful in fully executing on the Plan of Sale. See "Item 1A. Risk Factors—Risks Related to Our Business and Operations—There can be no assurance that our review of strategic alternatives will result in any transaction or any strategic change at this time." The Board of Trustees is currently overseeing the Plan of Sale.

Market Update

The Company continues to face challenging market conditions, such as elevated interest rates and the availability of debt and equity capital, and it continues to assess other potential macroeconomic impacts including supply chain issues, international conflicts associated with tariffs, potential labor issues and uncertainty caused by wars. While interest rates have started to decline, they remain high relative to interest rates in 2022. Additionally, raising equity capital for land development deals remains challenging. These conditions could apply downward pricing pressures on our remaining assets. In making decisions regarding whether and when to transact on each of the Company's remaining assets, the Company considers various factors including, but not limited to, the breadth of the buyer universe, macroeconomic conditions, the availability and cost of financing, as well as corporate, operating and other capital expenses required to carry the asset. If these challenging market conditions persist, then we expect that they will continue to adversely impact the Plan of Sale proceeds from our assets and the amounts and timing of distributions to shareholders.

Business Strategies

The Company's primary objective is to create value for its shareholders through the monetization of the Company's assets through the Plan of Sale, which can be suspended by the Board of Trustees. We look to enhance sale value through leasing our built footprint, densification of our sites, achievement of entitlements and modification of agreements that govern our properties. We continue to position all remaining assets for sale.

Significant Tenants

As of December 31, 2025, the Company had two tenants that comprise 43.5% and 32.1%, respectively, of annualized base rent, with no other tenants exceeding 10% of annualized base rent. The Company's portfolio of five Consolidated Properties and five Unconsolidated Properties was diversified by location across six states.

Competition

We currently compete with other properties located in markets in which our assets are located both from an operations perspective and with respect to the disposition of our assets. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business.

We compete for prospective tenants with REITs, real estate partnerships and other real estate companies, private individuals, investment companies, private equity and hedge fund investors, sovereign funds, pension funds, insurance companies, lenders and other investors, including retail operators that may close stores and pursue similar real estate strategies. In addition, revenues from our properties are dependent on the ability of our tenants and operators to compete.

As a landlord, we compete in the real estate market with numerous developers and owners of properties, including the shopping centers in which our properties are located. Some of our competitors have greater economies of scale, relationships with national tenants at multiple properties which are owned or operated by such competitors, access to more resources and greater name recognition than we do. If our competitors offer space at rental rates below the current market rates or below the rentals we currently charge, or on terms and conditions which include locations at multiple properties, we may lose our existing and/or potential tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to win new tenants and retain tenants when our leases expire.

With respect to the disposition of our assets, our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

Environmental Matters

Our properties are subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of waste. Certain properties were built during the time that asbestos-containing building materials were routinely installed in residential and commercial structures. In addition, a substantial portion of the properties we acquired from Sears Holdings currently include, or previously included, automotive care center facilities and retail fueling facilities, and are or were subject to laws and regulations governing the handling, storage and disposal of hazardous substances contained in some of the products or materials used or sold in the automotive care center facilities (such as motor oil, fluid in hydraulic lifts, antifreeze and solvents and lubricants), the recycling/disposal of batteries and tires, air emissions, wastewater discharges and waste management. In addition to these products or materials, the equipment in use or previously used at such properties, such as service equipment, car lifts, oil/water separators, and storage tanks, has been subject to increasing environmental regulation relating to, among other things, the storage, handling, use, disposal, and transportation of hazardous materials. Our leases include, or are expected to include, provisions obligating the operator to comply with applicable environmental laws and to indemnify us if such operator's noncompliance results in losses or claims against us with respect to environmental matters first arising during such operator's occupancy. An operator's failure to comply could result in fines and penalties or the requirement to undertake corrective actions which may result in significant costs to the operator and thus adversely affect their ability to meet their obligations to us.

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. We also may be liable under certain of these laws for damage that occurred prior to our ownership of a property or at a site where we sent waste for disposal. The failure to properly remediate a property may also adversely affect our ability to lease, sell or rent the property or to borrow funds using the property as collateral.

In connection with the ownership of our current or past properties and any properties that we may acquire in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. We are not aware of any environmental issues that are expected to have a material impact on the operations of our properties. However, we can make no assurances that the discovery of previously unknown environmental conditions or future laws, ordinances or regulations will not impose material environmental liabilities on us, or the current environmental condition of our properties will not be affected by tenants, the condition of land or operations in the vicinity of our properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Insurance

We have comprehensive liability, property and rental loss insurance, as applicable, with respect to our portfolio of properties. We believe that such insurance provides adequate coverage.

REIT Qualification

On March 31, 2022, the Company announced that its Board of Trustees, with the recommendation of the Special Committee, approved a plan to terminate the Company's REIT status and become a taxable C Corporation effective January 1, 2022. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to its shareholders, which provides the Company with greater flexibility to use its free cash flow. Effective January 1, 2022, the Company is subject to federal and state income taxes on its taxable income at applicable tax rates and is no longer entitled to a tax deduction for dividends paid. The Company operated as a REIT for the 2021 tax year and prior tax years, and existing REIT requirements and limitations, including those established by the Company's organizational documents, remained in place through December 31, 2021. Refer to Note 7 – Income Taxes of the Notes to the consolidated financial statements included in Part IV of this Annual Report on Form 10-K.

Financial Information about Industry Segments

During the year ended December 31, 2025, given the continued decline in size of the portfolio and the continued progression of the Plan of Sale, the Company has concluded that they have one operating segment and one reportable segment as the Company is assessing performance and making operating decisions on an aggregated single segment basis. The Company currently operates in a single reportable segment which includes the ownership, development, redevelopment, management, sale and leasing of real estate properties.

Human Capital

As of December 31, 2025, we had five full-time employees, all of whom are located in the United States, with the majority located in New York. In conjunction with adopting the Plan of Sale, the Company provided retention agreements to its employees to ensure that it has the talent in place to execute the Plan of Sale. The number of full-time employees has decreased over time as we sell assets in connection with the Plan of Sale. As a result, we are not currently seeking to hire additional employees. We have also transitioned certain responsibilities to contractors to ensure that proper staffing is available.

As of March 31, 2026, we had five full-time employees and 14 contractors, eight of whom were female. In addition, our six member Board of Trustees has two female members.

Available Information

Our office is located at 500 Fifth Avenue, New York, New York 10110 and our telephone number is (212) 355-7800. Our website address is www.seritage.com. Our reports electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can be accessed through this site, free of charge, as soon as reasonably practicable after we electronically file or furnish such reports. These filings are also available on the SEC's website at www.sec.gov. Our website also contains copies of our corporate governance guidelines and code of business conduct and ethics as well as the charters of our audit, compensation and nominating and corporate governance committees. The information on our website is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A. RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common shares of beneficial interest could decline, and you could lose part or all of your investment.

Risk Factor Summary

The following is a summary of the principal factors that make an investment in our securities speculative or risky.

Risks Related to Our Business and Operations

- There can be no assurance that we will be able to complete any strategic transaction or strategic change on terms satisfactory to the Board of Trustees.
- We have experienced challenging market conditions and there can be no assurances that these challenges will abate, which may adversely impact the net Plan of Sale proceeds from our assets.
- We cannot assure our shareholders of the amount they will receive in shareholder distributions under the Plan of Sale or when they will receive them.
- If we are unable to find buyers for our assets on a timely basis or at our expected sales prices, our shareholder distributions under the Plan of Sale may be delayed or reduced.
- Our expected sales prices may be impacted by tenant issues at our properties.
- We have ongoing capital needs and may not be able to obtain additional financing or other sources of funding on acceptable terms.
- Real estate taxes may increase, and if these increases are not passed on to tenants, our net income will be reduced.
- Changes in building and/or zoning laws may require us to meet additional or more stringent construction requirements.
- Our real estate assets and equity method investments may be subject to impairment charges.
- We have identified material weaknesses in our internal control over financial reporting and such material weaknesses have not yet been fully remediated. No assurance can be made that additional material weaknesses or significant deficiencies will not occur in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.
- Properties in our portfolio may be subject to ground leases; if we are found to be in breach of these ground leases or are unable to renew them, we could be materially adversely affected.
- Certain properties within our portfolio are subject to restrictions pursuant to reciprocal easement agreements, operating agreements, or similar agreements, some of which contain a purchase option or right of first refusal or right of first offer in favor of a third party.
- Economic conditions, elevated interest rates and a possible recession could materially adversely affect our business.
- Rising expenses could reduce cash flow.
- We may face increased risks and costs associated with volatility in commodity and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects.
- Compliance with the Americans with Disabilities Act may require us to make expenditures.
- Environmental, health, safety and land use laws and regulations may limit or restrict some of our operations or otherwise cause us to incur significant costs.
- Environmental costs and liabilities associated with contamination at real estate properties owned by us may materially and adversely affect us.
- Our business faces potential risks associated with natural disasters, severe weather conditions and climate change and related legislation and regulations, which could have an adverse effect on our cash flow and operating results.
- Possible acts of war, terrorist activity or other acts of violence or cybersecurity incidents could adversely affect our financial condition and results of operations.

- Cybersecurity incidents could cause a disruption to our operations, a compromise of confidential information and damage to our business relationships, all of which could negatively impact our business, financial condition and operating results.
- We may incur mortgage indebtedness and other borrowings, which may increase our business risks.
- Covenants in our Term Loan Facility may limit our operational flexibility and certain covenant breaches or defaults could adversely affect our business and financial condition.
- Our rights and the rights of our shareholders to take action against our trustees and officers are limited.
- Our Declaration of Trust and Maryland law contain provisions that may delay, defer or prevent an acquisition of Class A common shares or a change in control.
- We may experience insurance-related losses or insurance proceeds may not be available to us, which could result in a significant loss, decrease anticipated future revenues or cause us to incur unanticipated expense.
- Mr. Lampert may exert substantial influence over us, and his interests may differ from or conflict with the interests of our other shareholders.
- Our investments in or redevelopment of properties may be unsuccessful or fail to meet our expectations.
- Current and future redevelopment may not yield expected returns.
- If members of our management team terminate their employment with us or we are unable to retain talented employees our financial results and/or the Plan of Sale may be adversely affected.
- The future outbreak of highly infectious or contagious diseases may, materially and adversely impact the business of our tenants and our business.
- We have been, and in the future may be, subject to securities class action, derivative, and other litigation, which may harm our business and results of operations.
- We have concluded that management's plans do not alleviate substantial doubt as to our ability to continue as a going concern.

Risks Related to Our Tax Status

- If we experience an "ownership change" for purposes of Section 382 of the Code, our ability to utilize our net operating loss and net capital loss carryforwards and certain built-in losses to reduce our future taxable income could be limited, potentially increasing the net taxable income on which we must pay corporate-level taxes, and potentially adversely affecting our liquidity, and our desire to preserve our net operating losses and net capital loss carryforwards may cause us to forgo otherwise attractive opportunities.
- If we do not qualify to be taxed as a REIT for any taxable year through 2021, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.
- We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our Class A common shares.

Risks Related to Ownership of our Securities

- The market price and trading volume of our securities may be volatile.
- We have issued Series A Preferred Shares, which, along with future offerings of debt or preferred equity securities, rank senior to our common shares for purposes of distributions or upon liquidation, which may adversely affect the market price of our common shares.
- The number of shares available for future sale and our earnings could adversely affect the market price of Class A common shares.
- The Series A preferred shares have not been rated.
- A lack of active trading market for the Series A Preferred Shares may negatively affect the market value of, and the ability of holders of our Series A Preferred Shares to transfer or sell, their Series A Preferred Shares.
- The Series A Preferred Shares are subordinate in right of payment to debt. The interests of holders of Series A Preferred Shares could be diluted by transactions such as the issuance of additional preferred shares.
- Dividends on our preferred shares, including the Series A Preferred Shares, are discretionary.
- Holders of Series A Preferred Shares have limited voting rights.

Risks Related to Our Business and Operations

There can be no assurance that we will be able to complete any strategic transaction or strategic change on terms satisfactory to the Board of Trustees.

On March 1, 2022, we announced that our Board of Trustees had commenced a process to review a broad range of strategic alternatives to enhance shareholder value. The Board of Trustees created a Special Committee to oversee the process. The strategic review process remains ongoing. The Company sought a shareholder vote to approve the Plan of Sale that would allow our Board of Trustees to sell all of our assets, distribute the net proceeds to shareholders and dissolve the Company. The affirmative vote of at least two-thirds of all outstanding common shares of the Company was required to approve the Plan of Sale. The 2022 Annual Meeting of Shareholders occurred on October 24, 2022, following our filing of a final proxy statement with the SEC on September 14, 2022. During the meeting, the Plan of Sale was approved by the shareholders.

Further, as we implement the Plan of Sale, it may dissuade parties that might have an interest in acquiring our Company as a whole by means of a merger transaction or otherwise from pursing such an acquisition and may also preclude other possible courses of action not yet identified by our Board of Trustees. The strategic review process remains ongoing, and the Company remains open-minded to pursuing value-maximizing alternatives, including a potential sale of the Company. There can be no assurance regarding the success of the process.

Edward Lampert, who owned approximately 23.8% of our outstanding Class A shares as of December 31, 2025, voted in favor of the Plan of Sale, pursuant to an agreement with the Company.

We have experienced challenging market conditions and there can be no assurances that these challenges will abate, which may adversely impact the net Plan of Sale proceeds from our assets.

Since the latter months of 2022, we, along with the commercial real estate market as a whole, have experienced and continues to experience challenging market conditions as a result of, among other things, elevated interest rates, increases to required return hurdles for institutional buyers, availability of debt capital, continued inflation, decreased demand for office properties, the threat of tariffs and trade wars, political uncertainty in the United States and the possibility of geopolitical conflict spreading to other regions. These conditions have applied and continue to apply downward pricing pressure on all of our assets. In making decisions regarding whether and when to transact on each of the Company's remaining assets, the Company will consider various factors including, but not limited to, the breadth of the buyer universe, macroeconomic conditions, the availability and cost of financing, as well as corporate, operating and other capital expenses required to carry the asset. If these challenging market conditions persist, then we expect that they will continue to adversely impact the Plan of Sale proceeds from our assets and the amounts and timing of distributions to shareholders.

We cannot assure our shareholders of the amount they will receive in shareholder distributions under the Plan of Sale or when they will receive them.

The net proceeds that will be distributed to our Class A shareholders over time (directly or through a liquidating trust or other liquidating entity) from the Plan of Sale will be based on a number of factors including: (a) the actual proceeds from the sale of our assets; (b) the repayment of our Term Loan Facility, (c) the redemption of the Company's outstanding Series A Preferred Shares, (d) the settlement of certain financial obligations, (e) the debt service and dividends on Series A Preferred Shares prior to repayment and redemption, (f) the fees and expenses incurred in connection with the sale of our assets, (g) the expenses and capital expenditures to be incurred and revenue to be generated from our properties prior to disposition and estimates of the general administrative expenses, (h) the wind-down costs of the Company and (i) the Company's taxes and other liabilities. The estimates initially prepared and included in our 2022 annual proxy statement about the amount of shareholder distributions that we may make in connection with the Plan of Sale were based on many estimates and assumptions (which were derived based on data and information reviewed by Company management and advisors as of or prior to June 2022), one or more of which may prove to be incorrect and/or, as noted above, may be adversely affected by market conditions and other circumstances that have changed since the preparation of those estimates. As a result, the actual amount of shareholder distributions may be less than we initially estimated and/or may be paid later than we predicted.

We also note that, if our liabilities (including, without limitation, tax liabilities and compliance costs) are greater than we currently expect or if the sales prices of our assets are less than we expect, shareholders will receive less distributions for each common share that they currently own than we initially estimated. In addition, such estimated shareholder distributions do not reflect estimated costs or liabilities related to pending and any future litigation.

If we are unable to find buyers for our assets on a timely basis or at our expected sales prices, our shareholder distributions under the Plan of Sale may be delayed or reduced.

In calculating our estimated total shareholder distributions, we assumed that we will be able to find buyers for all of our assets at amounts based on our estimated range of gross real estate sales prices (based on data and information reviewed by Company management and advisors as of or prior to early June 2022). However, we may have overestimated the sales prices that we will ultimately be able to obtain for these assets and/or, as noted above, market conditions and other circumstances have changed in the time since the preparation of those estimates. For example, in order to find buyers in a timely manner, we may be required to lower our asking price below the low end of our current estimate of the assets' market value. If we are not able to find buyers for these assets in a timely manner, if we have overestimated the sales prices we will receive, and/or if market conditions continue to deteriorate, our shareholder distributions to our shareholders will be delayed or reduced.

Furthermore, real estate sales prices are constantly changing and fluctuate with changes in interest rates, supply and demand dynamics, occupancy percentages, lease rates, the availability of suitable buyers, the perceived quality and dependability of income flows from tenancies and a number of other factors, both local and national. In addition, transactional fees and expenses or unknown liabilities, if any, may adversely impact the net Plan of Sale proceeds from our assets.

Additionally, our ability to sell our Unconsolidated Properties or interests in unconsolidated entities are subject to certain limitations in the governing documents of these unconsolidated entities.

Our expected sales prices may be impacted by tenant issues at our properties.

We may be impacted by issues with our tenants that can affect sales prices of assets as we execute the Plan of Sale. At any time, our tenants may experience a downturn in their respective businesses that may significantly weaken their financial condition, particularly during periods of economic uncertainty. This uncertainty may be exacerbated as a result of actual changes in economic conditions, including as a result of market dynamics, trends in consumer income, rising energy prices, high interest rates, tariffs or trade disputes, and natural or manmade disasters, including epidemic or pandemic disease, or the impact of the fear of such changes on consumer behavior. As a result, our tenants may delay lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close a number of locations or declare bankruptcy. Such issues could negatively impact buyers view of the properties and result in lower than expected sales prices. In addition, such tenant issues might potentially lower rents or result in higher maintenance expenditures that could have a material adverse effect on our financial condition or results of operations pending those sales.

Our sales prices may also be impacted by competition with regards to the leasing environment. Our properties operate in locations that compete with other retail properties and also compete with other forms of retailing, such as catalogs and e-commerce websites. Competition may also come from strip centers, outlet centers, lifestyle centers and malls, and both existing and future development projects. New construction, renovations and expansions at competing sites could also negatively affect our properties. In addition, we compete with other retail property companies for tenants. Any inability to lease newly developed space or re-lease vacant space can negatively impact our ability to sell our assets and monetize them in line with expectations.

We have ongoing capital needs and may not be able to obtain additional financing or other sources of funding on acceptable terms.

As of December 31, 2025, we had aggregate outstanding indebtedness of $50.0 million. Our existing debt could require a substantial portion of our cash flow to make interest and principal payments. Demands on our cash resources from debt service will reduce funds available to us to pay dividends on our preferred shares, including the Series A Preferred Shares, make capital expenditures or carry out other aspects of our business strategy. Our indebtedness may also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to finance or refinance our properties, contribute properties to joint ventures or sell properties as needed.

Our primary uses of cash include the payment of property operating and other expenses, including general and administrative expenses and debt service, and the reinvestment in and redevelopment of our properties. As a result of a decrease in property rental income, primarily due to sales, operating cash flow did not fully fund property operating and other expenses incurred during the year ended December 31, 2025. In the near term, our asset sales are our principal source of cash flow. Property operating and other expenses are projected to continue to exceed property rental income. While we do not currently have the liquid funds available to fully fund projected property and other expenses and planned development expenditures, we expect to fund these uses of cash with a combination of capital sources including, but not limited to, sales of Consolidated Properties, sales of interests in Unconsolidated Properties and potential financing transactions, subject to compliance with certain conditions and/or the consent of our lender under our Term Loan Facility.

Since 2019, we have not been in compliance with certain financial metrics applicable to us under the agreements governing our term loan facility. As a result of the non-compliance, the lender had the right to request mortgages against our assets pursuant to the mortgage and collateral requirement. Since 2020, at the request of the lender, nearly all Consolidated Properties have mortgages.

The Term Loan Facility also provides for a $400 million incremental facility (the "Incremental Funding Facility"). Our ability to access the Incremental Funding Facility is subject to (i) our achieving rental income from non-Sears Holdings tenants, on an annualized basis (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the fiscal quarter ending prior to the date of incurrence of the Incremental Funding Facility, of not less than $200 million, (ii) our good faith projection that rental income from non-Sears Holdings tenants (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the succeeding four consecutive fiscal quarters (beginning with the fiscal quarter during which the incremental facility is accessed) will be not less than $200 million, and (iii) the repayment by the Operating Partnership of any deferred interest permitted under the amendment to the Term Loan Agreement (as defined below) as further described below. As of December 31, 2025, the Company has not yet achieved the requirements to access the Incremental Funding Facility.

On November 20, 2024, the Operating Partnership, the Company, and Berkshire Hathaway Life Insurance Company of Nebraska ("Berkshire Hathaway") entered into an amendment to the Term Loan Agreement pursuant to which the Operating Partnership, the Company and Berkshire Hathaway mutually agreed that the Term Loan Facility may, at the Operating Partnership's election, be extended for one year from July 31, 2025 (the "Maturity Date") to July 31, 2026 if the Operating Partnership pays a two percent (2%) extension fee on the then outstanding principal amount as of the Maturity Date. On July 28, 2025, the Company exercised its extension option and on July 30, 2025, the Company paid a 2% extension fee equal to $4.0 million extending the maturity date to July 31, 2026. The Company also paid an incremental facility fee of $4.0 million. All other terms under the Term Loan Agreement shall remain unchanged during the extension period including the interest rate and the incremental facility fee in accordance with the Term Loan Agreement. See Note 6 - Debt of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

As of March 31, 2026, the Company has one asset owned by our consolidated joint venture under contract to sell for anticipated proceeds of $11.0 million. The Company continues to use the proceeds from sold assets to further reduce the outstanding balance of the Term Loan Facility. See Note 1— Going Concern of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of the going concern.

Real estate related taxes may increase, and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisitions and/or redevelopment of properties. Generally, from time to time, our property taxes increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will reduce our income.

Changes in building and/or zoning laws may require us to update a property or prevent us from fully restoring a property in the event of a substantial casualty loss and/or require us to meet additional or more stringent construction requirements.

Due to changes in, among other things, applicable building and zoning laws, ordinances and codes that may affect certain of our properties that have come into effect after the initial construction of the properties, certain properties may not comply fully with current building and/or zoning laws, including electrical, fire, health and safety codes and regulations, use, lot coverage, parking and setback requirements, but may qualify as permitted non-conforming uses. Such changes in building and zoning laws may require updating various existing physical conditions of buildings in connection with our recapture, renovation, and/or redevelopment of properties. In addition, such changes in building and zoning laws may limit our or our tenants' ability to restore the premises of a property to its previous condition in the event of a substantial casualty loss with respect to the property or the ability to refurbish, expand or renovate such property to remain compliant, or increase the cost of construction in order to comply with changes in building or zoning codes and regulations. If we are unable to restore a property to its prior use after a substantial casualty loss or are required to comply with more stringent building or zoning codes and regulations, we may be unable to re-lease the space at a comparable effective rent or sell the property at an acceptable price, which may materially and adversely affect us.

Our real estate assets and equity method investments may be subject to impairment charges.

On a periodic basis, we must assess whether there are any indicators that the value of our real estate assets and other investments may be impaired. If an impairment indicator is identified, a property's value is considered to be impaired only if management's estimate of current and projected operating cash flows (undiscounted and unlevered), taking into account the anticipated and probability weighted holding periods, are less than the carrying value of the property. In our estimate of cash flow projections, we consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset, the undiscounted future cash flows consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. We may take impairment charges in the future related to the impairment of our assets, and any future impairment could have a material adverse effect on our results of operations in the period in which the impairment charge is taken.

We have identified material weaknesses in our internal control over financial reporting and such material weaknesses have not yet been fully remediated. No assurance can be made that additional material weaknesses or significant deficiencies will not occur in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Management identified material weaknesses due to deficiencies in the design and operating effectiveness of controls which remain unremediated as of, and for the year ended December 31, 2025. The material weaknesses identified in our internal control over financial reporting related to: (i) level of precision of the review of the general ledger and underlying reconciliations, and (ii) lack of appropriate segregation of duties over journal entries. These deficiencies contributed to the potential for there to be material errors in our financial statements.

Since identifying these material weaknesses, we have been, and are currently in the process of, remediating them. While progress has been made to remediate the material weaknesses we have not yet fully remediated these material weaknesses because additional time is needed to complete the remediation and allow for the internal controls to be tested by management. Accordingly, we will continue to monitor and evaluate the effectiveness of our internal control over financial reporting. For further discussion of our remedial efforts, see Item 9A. Controls and Procedures.

There can be no assurance that similar control issues will not be identified in the future. If we are unable to remediate successfully our existing material weaknesses or if any other material weaknesses or other deficiencies arise in the future, we may be unable to accurately report our financial results, which could cause our financial results to be materially misstated and require restatement. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

Properties in our portfolio may be subject to ground leases; if we are found to be in breach of these ground leases or are unable to renew them, we could be materially and adversely affected.

We currently have one property in our consolidated portfolio that is on land subject to a ground lease. Accordingly, we only own a long-term leasehold in the land underlying this property, and we own the improvements thereon only during the term of the ground lease. If we are found to be in breach of a ground lease, we could lose the right to use the property and could also be liable to the ground lessor for damages. In addition, unless we can purchase a fee interest in the underlying land or extend the terms of this lease before its expiration, which we may be unable to do, we will lose our right to operate this property and our interest in the improvements upon expiration of the lease. Our ability to exercise options to extend the term of our ground lease is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we may not be able to exercise our options at such time. Furthermore, we may not be able to renew our ground lease upon its expiration (after the exercise of all renewal options). We are currently in litigation with the ground lessor as to whether we were in breach at the time we exercised our renewal option. If we were to lose the right to use a property due to a breach or non-renewal or final expiration of the ground lease, we would be unable to derive income from such property, which could materially and adversely affect our business, financial conditions or results of operations.

Certain properties within our portfolio are subject to restrictions pursuant to reciprocal easement agreements, operating agreements, or similar agreements, some of which contain a purchase option or right of first refusal or right of first offer in favor of a third party.

Most of the properties in our portfolio are subject to use restrictions and/or operational requirements imposed pursuant to ground leases, restrictive covenants or conditions, reciprocal easement agreements or operating agreements (collectively, "Property Restrictions") that could adversely affect our ability to redevelop the properties or lease space to third parties or sell the properties. Such Property Restrictions could include, for example, limitations on alterations, changes, expansions, or reconfiguration of properties; limitations on use of properties, including for retail uses only; limitations affecting parking requirements; restrictions on exterior or interior signage or facades; or access to an adjoining mall, among other things. In certain cases, consent of the other party or parties to such agreements may be required when altering, reconfiguring, expanding, redeveloping or re-leasing properties. Failure to secure such consents when necessary may harm our ability to execute leasing, redevelopment or expansion strategies, which could adversely affect our business, financial condition or results of operations. In certain cases, a third party may have a purchase option or right of first refusal or right of first offer that is activated by a sale or transfer of the property, or a change in use or operations, including a closing of the Sears operation or cessation of business operations, on the encumbered property. These restrictions may impact our ability to sell assets as contemplated in the Plan of Sale. From time to time, we have been involved in disputes or legal proceedings relating to such Property Restrictions, which may result in the incurrence of legal costs and diversion of management resources to resolve.

Economic conditions, high interest rates and macroeconomic uncertainty could materially adversely affect our business and/or the net proceeds available from the sale of our assets.

Our business is affected by a number of factors that are largely beyond our control but may nevertheless have a significant negative impact on us and on the Plan of Sale. These factors include, but are not limited to:

- although interest rates started to decline in 2025, interest and credit spreads remained high throughout 2025, and high interest rates and credit spreads could negatively impact potential buyers' ability to purchase our properties;
- the availability of credit, including the price, terms and conditions under which it can be obtained;
- a decrease in consumer spending or sentiment, including as a result of increases in savings rates and tax increases, and any effect that this may have on retail activity;
- the actual and perceived state of the real estate and retail markets and public capital markets in general;
- unemployment rates, both nationwide and within the primary markets in which we operate; and
- macroeconomic uncertainty, in the U.S. and/or globally, including trade wars or tariffs and the possibility of a recession.

In addition, economic conditions such as inflation or deflation could materially adversely affect our business, financial condition and results of operations. Deflation may have an impact on our ability to repay our debt. Deflation may delay consumption and thus weaken tenant sales, which may reduce our tenants' ability to pay rents. Deflationary pressure on retailers may diminish their ability to rent our space and decrease our ability to re-lease the space on favorable terms to us.

The U.S. economy has experienced and may continue to experience higher inflation than in prior periods. During inflationary periods, interest rates have historically increased. Our general and administrative expenses would also be expected to increase at a rate higher than rents we collect. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which could impact our tenants' sales and, in turn, our own results of operations.

Any economic slowdown, including a possible recession, could impair our ability to sell our properties. Any rise in interest rates, beyond potentially reducing the market appetite for our properties, could lead to a potential recession that might impact the sale of our assets as contemplated in the Plan of Sale. Additionally, any rise in interest rates will make any planned financing for prospective buyers of our properties more expensive, which might diminish our ability to sell our properties and/or the prices at which we might sell our properties.

Restricted lending practices may negatively impact our tenants' ability to obtain credit. Decreases in consumer demand can have a direct impact on our tenants and the rents we receive.

Rising expenses could reduce cash flow.

If any property is not fully occupied or becomes vacant in whole or in part, or if rents are being paid in an amount that is insufficient to cover operating costs and expenses, we could be required to expend funds with respect to that property for operating expenses. Our properties are subject to increases in tax rates and tax assessments, utility costs, insurance costs, repairs, maintenance and administrative expenses, and other operating expenses. We may also incur significant expenditures as a result of deferred maintenance for the properties we have already acquired (subject to reserved funds to cover certain of these costs). If we are unable to lease properties on a triple-net-lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions and other operating expenses, we could be required to pay those costs.

We may face increased risks and costs associated with volatility in commodity and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of our construction projects.

The price of commodities and skilled labor for our construction projects may increase unpredictably due to external factors, including, but not limited to, performance of third-party suppliers and contractors; overall market supply and demand; government regulation; tariffs; international trade; supply chain disruptions; and changes in general business, economic, or political conditions. As a result, the costs of raw construction materials and skilled labor required for the completion of our development and redevelopment projects may fluctuate significantly from time to time.

While we do not rely on any single supplier or vendor for the majority of our materials and skilled labor, we may experience difficulties obtaining necessary materials from suppliers or vendors whose supply chains might become impacted by economic or political changes, or difficulties obtaining adequate skilled labor from third-party contractors in a tightening labor market. It is uncertain whether we would be able to source the essential commodities, supplies, materials, and skilled labor timely or at all without incurring significant costs or delays, particularly during times of economic uncertainty resulting from events outside of our control. We may be forced to seek new third-party suppliers or contractors, who we have not worked with in the past.

Compliance with the Americans with Disabilities Act may require us to make expenditures that adversely affect our cash flows.

The Americans with Disabilities Act (the "ADA") has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. While the tenants to whom our properties are leased are generally obligated by law or lease to comply with the ADA provisions applicable to the property being leased to them, if required changes involve other property not being leased to such tenants, if the required changes include greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. Moreover, certain other leases may require the landlord to comply with the ADA with respect to the building as a whole and/or the tenant's space. As a result of any of the foregoing circumstances, we could be required to expend funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition.

Environmental, health, safety and land use laws and regulations may limit or restrict some of our operations or otherwise cause us to incur significant costs.

As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental, health, safety and land use laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety, as well as zoning restrictions. A substantial portion of our properties that have resulted in certain remediation activities currently include, or previously included, automotive care center facilities and retail fueling facilities, and/or above-ground or underground storage tanks, and are or were subject to laws and regulations governing the handling, storage and disposal of hazardous substances contained in some of the products or materials used or sold in the automotive care center facilities (such as gasoline, motor oil, fluid in hydraulic lifts, antifreeze, solvents and lubricants), the recycling/disposal of batteries and tires, air emissions, wastewater discharges and waste management. In addition to these products, the equipment in use or previously used at such properties, such as service equipment, car lifts, oil/water separators, and storage tanks, has been subject to increasing environmental regulation relating to, among other things, the storage, handling, use, disposal and transportation of hazardous materials. There are also federal, state and local laws, regulations and ordinances that govern the use, removal and/or replacement of underground storage tanks in the event of a release on, or an upgrade or redevelopment of, certain properties. Such laws, as well as common-law standards, may impose liability for any releases of hazardous substances associated with the underground storage tanks and may provide for third parties to seek recovery from owners or operators of such properties for damages associated with such releases. If hazardous substances are released from any underground storage tanks on any of our properties, we may be materially and adversely affected. In a few states, transfers of some types of sites are conditioned upon clean-up of contamination. If any of our properties are subject to such contamination, we may be subject to substantial clean-up costs in order to sell or otherwise transfer the property.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material (or "ACM"). Environmental, health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment. In addition, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or increase ventilation and/or expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

Moreover, additional laws which may be passed in the future, or a finding of a violation of or liability under existing laws, could require us and/or one or more of the unconsolidated entities to make significant expenditures and otherwise limit or restrict some of our or its or their operations, which could have an adverse effect on our business, financial condition and results of operations.

Environmental costs and liabilities associated with contamination at real estate properties owned by us may materially and adversely affect us.

Our properties may be subject to known and unknown environmental liabilities under various federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons, including current and former owners or operators, for the costs of investigation or remediation of contaminated properties. These laws and regulations apply to past and present business operations on the properties, including the use, storage, handling and recycling or disposal of hazardous substances or wastes. We may face liability for costs relating to the investigation and clean-up of any of our properties from which there has been a release or threatened release of hazardous substances or other regulated material or any third-party sites to which we have arranged for the disposed of hazardous substances, regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination or the party responsible for the contamination of the property.

In addition to these costs, which could exceed a property's value, we could be liable for certain other costs, including governmental fines, and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination. Any such costs or liens could have a material adverse effect on our business or financial condition. Moreover, the presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

Although existing and future leases are expected to require tenants generally to indemnify us for their non-compliance with environmental laws or contamination as a result of their occupancy, such tenants typically will not be required to indemnify us for environmental non-compliance or contamination arising prior to their occupancy. In such cases, we may incur costs and expenses under such leases or as a matter of law. The amount of any environmental liabilities could exceed the amounts for which third parties would be required to indemnify us (or the applicable unconsolidated entity) or their financial ability to do so.

Each unconsolidated entity is subject to similar risks relating to environmental costs and liabilities associated with its Unconsolidated Properties, which may reduce the value of our investment in, or distributions to us by, one or more unconsolidated entities, or require that we make additional capital contributions to one or more unconsolidated entities.

Our business faces potential risks associated with natural disasters, severe weather conditions and climate change and related legislation and regulations, which could have an adverse effect on our cash flow and operating results.

Climate change may add to the unpredictability and frequency of natural disasters and severe weather conditions and create additional uncertainty as to future trends and exposures. Certain of our properties are located in areas that are subject to natural disasters and severe weather conditions, such as hurricanes, droughts, snow storms, floods and fires. Over time, the impact of climate change or the occurrence of natural disasters can delay new development and redevelopment projects, increase the costs of such projects if required to include resiliency measures to address climate-related risks, increase investment costs to repair or replace damaged properties, increase operating costs, create additional investment costs to make improvements to existing properties to comply with climate change regulations, increase future property insurance costs, and otherwise negatively impact the tenant demand for space. In addition, changes in federal, state and local legislation and regulations relating to climate change, such as "green building codes," could result in increased operating expenses and capital expenditures to improve the energy efficiency of our properties, or potentially result in fines for noncompliance. We may not be able to effectively pass on such costs to our tenants. Moreover, any such legislation and regulations could impose substantial costs on our tenants, thereby impacting the financial condition of our tenants and their ability to meet their lease obligations and to lease or re-lease our properties. In addition, geographic concentrations of certain of our properties in areas such as California, Florida and Texas may further expose us to certain of these risks more than if we had a smaller concentration of our properties in such areas.

Possible acts of war, terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Acts of war, terrorist attacks or other acts of violence may result in declining economic activity, which could harm the demand for goods and services offered by our tenants and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand, could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates. War, terrorist activities or violence also could directly affect the value of our properties through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that our tenants are affected by future attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. These acts might erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our redeveloped properties, and limit our access to capital or increase our cost of raising capital.

Cybersecurity incidents could cause a disruption to our operations, a compromise of confidential information and damage to our business relationships, all of which could negatively impact our business, financial condition and operating results.

We are susceptible to cybersecurity risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; malware, ransomware; denial of service attacks; phishing and other social engineering compromises; unauthorized access to relevant systems, compromises to networks or devices; or operational disruption or failures in the physical infrastructure or operating systems of our information systems. Our information systems are essential to the operation of our business and our ability to perform day-to-day operations, including for the secure processing, storage and transmission of confidential and personal information. Any system failure or event that causes interruptions in our operations could result in a material disruption to our business, and we may incur additional costs to remedy damages caused by such disruptions. We have engaged a third-party managed security services provider to monitor and maintain our systems to protect our technology infrastructure and data from misappropriation, corruption and disruption, however there can be no assurance that these measures will be effective in preventing or limiting the impact of future cybersecurity incidents. Cybersecurity risks may also impact properties in which we invest on behalf of clients and tenants of those properties, which could result in a loss of value in our clients' investment. In addition, due to our interconnectivity with third-party service providers and other entities with which we conduct business, we could be adversely impacted if such entities are subject to a successful cyber incident. Although we and our service providers have implemented processes, procedures and controls to help mitigate these risks, there can be no assurance that these measures will be effective or that security breaches or disruptions will not occur. The result of these incidents may include disrupted operations, liability for loss or misappropriation of data, stolen assets or information, increased cybersecurity protection and insurance costs, increased compliance costs, litigation, regulatory enforcement actions and damage to our reputation or business relationships.

We may incur mortgage indebtedness and other borrowings, which may increase our business risks.

We may incur mortgage debt and pledge all or some of our real properties as security for that debt to finance newly acquired properties or capital contributions to joint ventures, or to fund re-tenanting and redevelopment projects. Since December 31, 2019, we were required to provide mortgages to the lender under our term loan facility on a majority of our portfolio. The mortgages, together with the other provisions of the Term Loan Facility, limits our ability to obtain additional secured financing using such properties as collateral. During the year ended December 31, 2025, the Company made aggregate principal prepayments of $190.0 million on the Term Loan Facility, reducing the Term Loan Facility balance to $50.0 million as of December 31, 2025. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any properties are foreclosed upon due to a default, our ability to pay cash distributions to our shareholders may be adversely affected.

Covenants in our Term Loan Facility may limit our operational flexibility and a covenant breach or default could adversely affect our business and financial condition.

Our Term Loan Facility includes certain financial metrics to govern certain collateral and covenant exceptions set forth in the agreement, including: (i) a total fixed charge coverage ratio of not less than 1.20 to 1.00 for each fiscal quarter; (ii) an unencumbered fixed charge coverage ratio of not less than 1.30 to 1.00 for each fiscal quarter; (iii) a total leverage ratio of not more than 65%; (iv) an unencumbered ratio of not more than 60%; and (v) a minimum net worth of at least $1.2 billion. Any failure to satisfy any of these financial metrics will limit our ability to dispose of assets via sale or joint venture and trigger a requirement for us to provide mortgage collateral to our lender, but will not result in an event of default, mandatory amortization, cash flow sweep or similar provision. Since the year ended December 31, 2019, we have been in breach of one or more of the financial metrics described above, therefore we were required to provide mortgages to the lender under the Term Loan Facility with respect to a majority of our portfolio. The Term Loan Facility also includes certain limitations relating to, among other activities, our ability to: sell assets or merge, consolidate or transfer all or substantially all of our assets; incur additional debt; incur certain liens; enter into, terminate or modify certain material leases and/or the material agreements for our properties; make certain investments (including limitations on joint ventures) and other restricted payments; pay distributions on or repurchase our capital stock; and enter into certain transactions with affiliates.

The Term Loan Facility also provides for the Incremental Funding Facility. Our ability to access the incremental facility is subject to (i) our achieving rental income from non-Sears Holdings tenants, on an annualized basis (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the fiscal quarter ending prior to the date of incurrence of the Incremental Funding Facility, of not less than $200 million, (ii) our good faith projection that rental income from non-Sears Holdings tenants (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the succeeding four consecutive fiscal quarters (beginning with the fiscal quarter during which the incremental facility is accessed) will be not less than $200 million, and (iii) the repayment by the Operating Partnership of any deferred interest permitted under the amendment to the Term Loan Agreement. As of December 31, 2025, we have not achieved this level of rental income from non-Sears Holdings tenants.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited.

As permitted by Maryland Law, the Company's Declaration of Trust limits the liability of its trustees and officers to Seritage and its shareholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the trustee or officer that was material to the cause of action adjudicated.

In addition, our Declaration of Trust authorizes us and our bylaws obligate us to indemnify our present and former trustees and officers for actions taken by them in those capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law, and we have entered into indemnification agreements with our trustees and executive officers. As a result, the Company and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the provisions in our Declaration of Trust and bylaws or that might exist with other companies. Accordingly, in the event that our trustees or officers are immune or exculpated from, or indemnified against, liability in connection with actions taken by any such trustees or officers, which actions impede our performance, the Company and our shareholders' ability to recover damages from that trustee or officer will be limited.

Our Declaration of Trust and bylaws and Maryland law contain provisions that may delay, defer or prevent an acquisition of Class A common shares or a change in control.

The Company's Declaration of Trust and bylaws and Maryland law contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our shareholders or otherwise be in their best interests, including the following:

- The Company's Board of Trustees Has the Power to Cause Us to Issue Additional Shares of Beneficial Interest and Classify and Reclassify Any Unissued Class A Common Shares without Shareholder Approval. Our Declaration of Trust authorizes us to issue additional authorized but unissued common shares or preferred shares of beneficial interest. We have also issued 2,800,000 Series A Preferred Shares that are senior to our common shares with respect to priority of dividend payments and rights upon liquidation, dissolution or winding up. In addition, the Board of Trustees may, without shareholder approval, (i) amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class or series that we have authority to issue and (ii) classify or reclassify any unissued common shares or preferred shares of beneficial interest and set the preferences, rights and other terms of the classified or reclassified shares. As a result, the Board of Trustees may establish a class or series of common shares or preferred shares of beneficial interest that could delay or prevent a transaction or a change in control that might involve a premium price for Class A common shares or otherwise be in the best interests of our shareholders.

- Trustee Elections Require a Vote of Two-Thirds of the Class A Common Shares and Class B Non-Economic Common Shares Votes Cast. In accordance with the Company's bylaws, in both contested and uncontested elections at any Annual Meeting of Shareholders, trustees are elected by the vote of two-thirds of the votes cast by the holders of Class A common shares and Class B non-economic common shares (voting together as a single class). In the event that an incumbent trustee does not receive a sufficient percentage of votes cast for election, he or she will continue to serve on the Board of Trustees until a successor is duly elected and qualifies. The requirement that trustee nominees receive a vote of two-thirds of the votes cast by the holders of Class A common shares and Class B non-economic shares (voting together as a single class) may have the effect of making it more difficult for shareholders to change the composition of the Board of Trustees. The requirement that trustee nominees receive a vote of two-thirds of the votes cast by the holders of the Class A common shares and Class B non-economic shares (voting together as a single class) may also have the effect of making it more difficult for shareholders to elect trustee nominees that do not receive the votes of shares of our largest shareholder, Mr. Lampert, who owned approximately 23.8% of the Company's outstanding Class A common shares as of December 31, 2025.

- Certain Provisions of Maryland Law May Limit the Ability of a Third Party to Acquire Control of Us. Certain provisions of the Maryland General Corporation Law (the "MGCL") applicable to Maryland REITs may have the effect of inhibiting a third party from acquiring us or of impeding a change of control of the Company under circumstances that otherwise could provide Class A common shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares or otherwise be in the best interest of shareholders, including:

o "business combination" provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland REIT and an "interested shareholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the Company's outstanding voting shares or an affiliate or associate of the Maryland REIT who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding shares of the Company) or an affiliate of any interested shareholder and the Maryland REIT for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two supermajority shareholder voting requirements on these combinations;

o "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" of our company (defined as voting shares that, if aggregated with all other shares owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights with respect to the control shares except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares; and

o Additionally, Title 3, Subtitle 8 of the MGCL permits the Board of Trustees, without shareholder approval and notwithstanding any contrary provisions in our Declaration of Trust or bylaws, to implement certain takeover defenses.

The Board of Trustees has, by resolution, exempted from the provisions of the Maryland Business Combination Act all business combinations (a) between us and (i) Sears Holdings or its affiliates or (ii) ESL Investments, Inc. or Fairholme Capital Management L.L.C. ("FCM") and/or certain clients of FCM or their respective affiliates and (b) between us and any other person, provided that in the latter case the business combination is first approved by the Board of Trustees (including a majority of our trustees who are not affiliates or associates of such person). In addition, our bylaws contain a provision opting out of the Maryland control share acquisition act.

We may experience uninsured or underinsured losses, or insurance proceeds may not otherwise be available to us which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

While most of our existing leases require, and any new lease agreements are expected to require, that comprehensive general insurance and hazard insurance be maintained by the tenants with respect to their premises, and we have obtained casualty insurance with respect to the vast majority of our properties other than certain vacant properties and development land sites, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage (net of deductibles) may not be effective or be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building and zoning codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to restore or replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property or to comply with the requirements of our mortgages and Property Restrictions. Moreover, the holders of any mortgage indebtedness may require some or all property insurance proceeds to be applied to reduce such indebtedness, rather than being made available for property restoration.

If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties were subject to recourse indebtedness, Property Restrictions or ground leases, we could continue to be liable for the indebtedness or subject to claims for damages even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business or that of our tenants caused by a casualty event may result in the loss of business and/or tenants. The business interruption insurance we or our tenants carry may not fully compensate us for the loss of business or tenants due to an interruption caused by a casualty event. Further, if one of our tenants has insurance but is underinsured, that tenant may be unable to satisfy its payment obligations under its lease with us or its other payment or other obligations.

A disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer's ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy, losses in excess of our policy coverage limits or disruptions to our business or the business of our tenants caused by a casualty event could adversely affect our business, financial condition and results of operations.

Each unconsolidated entity may also experience uninsured or underinsured losses, and also faces other risks related to insurance that are similar to those we face, which could reduce the value of our investment in, or distributions to us by, one or more unconsolidated entities, or require that we make additional capital contributions to one or more unconsolidated entities.

Mr. Lampert may exert substantial influence over us, and his interests may differ from or conflict with the interests of our other shareholders.

As of December 31, 2025, Mr. Lampert owned approximately 23.8% of our outstanding Class A common shares. Mr. Lampert previously served as the Chairman of the Board of Directors and Chief Executive Officer of Sears Holdings and was previously the Chairman of the Seritage Board of Trustees. In any matter affecting us, the interests of Mr. Lampert may differ or conflict with the interests of our other shareholders.

On March 1, 2022, Mr. Lampert filed a Schedule 13D/A with the SEC disclosing his support for our Board of Trustees' efforts to explore and pursue strategic alternatives and his intention to explore alternatives for his investment in the Company, which may include, among other things, participating with third parties that may be interested in acquiring some or all of our assets and buying or selling shares in open market transactions. In the event of any such transaction, the interests of Mr. Lampert and his affiliates, may differ from or conflict with the interests of our other shareholders.

Our investments in or redevelopment of properties may be unsuccessful or fail to meet our expectations.

We have historically grown our business through investments in, and acquisitions or development of, properties, including through the recapture and redevelopment of space at many of our properties. However, our industry is highly competitive, and we face competition from REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. This competition makes it more challenging to successfully capitalize on redevelopment opportunities that meet our investment objectives. If we are unable to finance redevelopment opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected. Our business entails risks associated with real estate investments generally, including (but not limited to) the following risks and as noted elsewhere in this section:

- we may incur significant costs and divert management attention in connection with redevelopments, including ones that we are subsequently unable to complete;
- we may not successfully manage and lease redeveloped properties to meet our expectations;
- we may spend more than budgeted to make necessary improvements or renovations to our properties;
- market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
- our properties may be subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities.

The redevelopment of properties involves the risks associated with real estate development activities generally. If we are unable to successfully redevelop properties or to lease the redeveloped properties to third parties on acceptable terms, our business, results of operations and financial condition could be materially adversely affected.

Current and future redevelopment may not yield expected returns.

We are currently undertaking redevelopment and reinvestment projects involving our properties. These projects are subject to a number of risks including (but not limited to):

- abandonment of redevelopment activities after expending resources to determine feasibility;
- loss of rental income, as well as payments of maintenance, repair, real estate taxes and other charges;
- restrictions or obligations imposed pursuant to other agreements;
- construction and/or lease-up costs (including tenant improvements or allowances) and delays and cost overruns, including construction costs that exceed original estimates;
- failure to achieve expected occupancy and/or rent levels within the projected time frame or at all;

- failure to successfully manage, or find suitable third-party development partners for, the development of residential, office or other mixed-use properties;

- inability to successfully integrate re-developed properties into existing operations;

- difficulty obtaining financing on acceptable terms or paying operating expenses and debt service costs associated with redevelopment properties prior to sufficient occupancy and commencement of rental obligations under new leases;

- changes in zoning, building and land-use laws, and conditions, restrictions or limitations of, and delays or failures to obtain, necessary zoning, building, occupancy, land-use and other governmental permits;

- changes in local real-estate market conditions, including an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability of current and prospective tenants;

- negative perceptions by retailers or shoppers of the safety, convenience and attractiveness of the property;

- exposure to fluctuations in the general economy due to the significant time lag between commencement and completion of redevelopment projects; and

- vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options.

If any of these events occur at any time during the process with respect to any project, overall project costs may significantly exceed initial cost estimates, which could result in reduced returns or losses from such investments. In addition, we may not have sufficient liquidity to fund such projects, and delays in the completion of a development project may provide various tenants the rights to withdraw from a property.

If members of our management team terminate their employment with us or we are unable to retain talented employees our financial results and/or the Plan of Sale may be adversely affected.

Our business depends, to a meaningful extent, upon the continued services of our management team and, more broadly, our employees generally. Our executives have substantial experience in our industry and we have employment agreements with each executive which may be amended from time to time. The agreements are structured generally to incentivize the executives to remain employed until the Plan of Sale has been fully, or nearly fully, completed, but each of these executives could elect to terminate their respective agreements at any time. Notwithstanding, the loss of services of one or more members of our management team, or our failure to retain talented employees generally could harm our business and our prospects and could adversely affect the Plan of Sale. Additionally, we have engaged third-party contractors and consultants to handle certain of our day-to-day functions, including accounting and finance, and to assist us in the Plan of Sale. The contractual arrangements governing these services can be terminated by either party upon advance notice and may not be as effective in providing direct control over the Plan of Sale. Any third-party contractor and consultant agreement terminations may adversely affect the Plan of Sale. Third parties may fail to take actions required for our Plan of Sale despite their contractual obligation to do so. If the third-party advisors fail to perform under their agreements with us, we may have to rely on legal remedies under the law, which may not be effective. In addition, the termination of third-party contractors who oversee the accounting and finance functions could impact internal controls over financial reporting.

The future outbreak of highly infectious or contagious diseases may materially and adversely impact the business of our tenants and materially or adversely impact and disrupt our business, income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service our debt obligations.

A future pandemic could have material and adverse effects on our ability to successfully operate and on our financial condition, results of operations, liquidity and cash flows due to, among other factors:

- Difficulty accessing debt and equity capital on attractive terms, or at all, impacts to our credit ratings, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis and our tenants' ability to fund their business operations and meet their obligations to us;

- The financial impact could negatively impact our ability to pay dividends on our preferred shares, including the Series A Preferred Shares;

- The financial impact of a pandemic could negatively impact our future compliance with financial covenants of our term loan facility (the "Term Loan Facility") with Berkshire Hathaway or result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to make additional borrowings under our

Incremental Funding Facility (as defined below), conduct asset sales, fund development activity or pay dividends on our preferred shares, including the Series A Preferred Shares;

- The worsening of estimated future cash flows due to a change in our plans, policies, or views of market and economic conditions as it relates to one or more of our adversely impacted properties could result in the recognition of substantial impairment charges imposed on our assets;

- The credit quality of our tenants could be negatively impacted and we may significantly increase our allowance for doubtful accounts;

- Difficulties completing our redevelopment projects on a timely basis, on budget or at all;

- A general decline in business activity and demand for real estate transactions could adversely affect our ability or desire to reinvest in or redevelop our properties; and

- The potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

We have been, and in the future may be, subject to securities class action, derivative, and other litigation, which may harm our business and results of operations.

We are involved in legal proceedings related to various matters, including securities and derivative litigation, and may become involved in other legal proceedings that arise from time to time in the future. For example, as discussed further in Note 9 – Commitments and Contingencies to consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K, (a) on July 1, 2024, a purported shareholder of the Company filed a class action lawsuit alleging that the Company, the Company's Chief Executive Officer, and the Company's Chief Financial Officer violated the federal securities laws by issuing false, misleading, and/or omissive disclosures concerning the Company's alleged lack of effective internal controls regarding the identification and review of impairment indicators for investments in real estate and the Company's value and projected gross proceeds of certain real estate assets, and (b) on or around January 15, 2025, January 20, 2025 and May 8, 2025, three derivative lawsuits alleging the same or similar claimed acts and omissions was filed against the Company's Chief Executive Officer, the Company's Chief Financial Officer, and current and former members of the Company's Board of Trustees. The securities complaint seeks compensatory damages in an unspecified amount to be proven at trial, an award of reasonable costs and expenses to the plaintiff and class counsel, and such other and further relief as the court may deem just and proper. Each of the derivative complaints seeks compensatory damages in an unspecified amount to be proven at trial, an order directing the Company and the individual defendants to reform and improve the Company's corporate governance and internal procedures, restitution from the individual defendants, an award of costs and expenses to the plaintiff and reasonable attorneys' and experts' fees, costs, and expenses, and such other and further relief as the court may deem just and proper. One of the derivative complaints also seeks an award of punitive damages, an order directing the individual defendants to account for all damages caused by them and all profits and special benefits and unjust enrichment obtained, and the imposition of a constructive trust. The Company intends to vigorously defend itself against the allegations in these lawsuits but there can be no assurance as to the outcomes of these proceedings. An unfavorable outcome in these lawsuits or in other legal proceedings may have a material effect on the consolidated financial position, results of operations, cash flows or liquidity of the Company.

We have concluded that management's plans do not alleviate substantial doubt as to our ability to continue as a going concern.

Due to the uncertainty of our ability to continue as a going concern within one year after the date that our financial statements as of and for the year ended December 31, 2025 are issued, we have included a note to our financial statements regarding concerns about our ability to continue as a going concern. As of March 31, 2026, there is one Consolidated Property under contract to sell for aggregate gross proceeds of $11.0 million. The anticipated proceeds from the sales of assets under contract with closings that are deemed probable and existing cash on hand will not allow the Company to fund its Obligations because the Term Loan Facility, which matures on July 31, 2026, is presently a current Obligation. The presence of the going concern note to our financial statements may have an adverse impact on the relationships we maintain with third parties as we continue to seek the monetization of the Company's assets through the Plan of Sale, and could make it challenging and difficult for us to raise additional financing and/or enhance the sale value of our assets, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

Risks Related to Our Tax Status

If we experience an "ownership change" for purposes of Section 382 of the Code, our ability to utilize our net operating loss and net capital loss carryforwards and certain built-in losses to reduce our future taxable income could be limited, potentially increasing the net taxable income on which we must pay corporate-level taxes, and potentially adversely affecting our liquidity,

and our desire to preserve our net operating losses and net capital loss carryforwards may cause us to forgo otherwise attractive opportunities.

If we experience an "ownership change," our future ability to utilize our net operating loss and net capital loss carryforwards to reduce our taxable income may be limited by certain provisions of the Code. Specifically, the Code limits the ability of a company that undergoes an "ownership change" to utilize its net operating loss and net capital loss carryforwards and certain built-in losses to offset taxable income earned in years after the ownership change. An ownership change occurs if, during a three-year testing period, more than 50% of the stock of a company is acquired by one or more persons (or certain groups of persons) who own, directly or constructively, 5% or more of the stock of such company. An ownership change can occur as a result of a public offering of shares, as well as through secondary market purchases of our shares and certain types of reorganization transactions. Generally, when an ownership change occurs, the annual limitation on the use of net operating loss and net capital loss carryforwards and certain built-in losses is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. We have substantial net operating and net capital loss carry forwards which we have used, and will continue to use, to offset our taxable income.

If we experience an ownership change, our income tax liability could materially increase. In addition, if we were to undergo an ownership change, our net operating losses and net capital loss carryforwards could become subject to additional limitations, which could result in us incurring materially greater tax liability than if we had not undergone such an ownership change. The determination of whether an ownership change has occurred or will occur is complicated and depends on changes in percentage share ownership among shareholders. In addition, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change. Therefore, no assurance can be provided as to whether an ownership change will occur in the future. Moreover, the potential negative consequences of the limitations that would result from an ownership change may discourage us from, among other things, redeeming our shares or issuing additional common shares to raise capital or to acquire businesses or assets. Accordingly, our desire to preserve our net operating losses and net capital loss carryforwards may cause us to forgo otherwise attractive opportunities.

If we do not qualify to be taxed as a REIT for any taxable year through 2021, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.

We elected for U.S. federal income tax purposes to be treated as a REIT for the 2021 taxable year and in prior taxable years and we operated in a manner intended to qualify us as a REIT for U.S. federal income tax purposes for such years. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only a limited number of judicial and administrative interpretations exist. Even a technical or inadvertent violation could jeopardize our REIT qualification through 2021. Our qualification as a REIT through 2021 depends on the satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements. Moreover, there can be no assurance that the IRS will not challenge our qualification as a REIT for years in which we intended to qualify as a REIT. Although we believe we did qualify as a REIT in each such year, if the IRS were to successfully challenge our previous REIT status, we would suffer adverse tax consequences, such as those described below.

If we were to fail to qualify as a REIT in any taxable year through 2021, and no available relief provision applied, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates (which is 21% for periods ending after December 31, 2017 through 2021), as well as U.S. state and local income tax, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our common shares.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our Class A common shares.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Risks Related to Ownership of our Securities

The market price and trading volume of our securities may be volatile.

The market price of our securities may be volatile, and the trading volume in our securities may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the market price of our securities or result in fluctuations in the price or trading volume of our securities include:

- actual or anticipated variations in our quarterly results of operations;
- changes in our funds from operations or earnings estimates;
- publication of research reports about us or the real estate or retail industries;
- increases in market interest rates that may cause purchasers of our securities to demand a higher yield;
- changes in market valuations of similar companies;
- adverse market reaction to any additional debt we may incur in the future;
- actions by ESL, or by institutional shareholders;
- speculation in the press or investment community about our company or industry or the economy in general;
- adverse performance or potential financial distress or bankruptcy of our major tenants;
- the occurrence of any of the other risk factors presented in this filing;
- complications, or any public perception of complications, regarding the Plan of Sale;
- specific real estate market and real estate economic conditions; and
- general market and economic conditions, including a possible recession.

We have issued Series A Preferred Shares, which, along with future offerings of debt or preferred equity securities, rank senior to our common shares for purposes of distributions or upon liquidation, and may adversely affect the market price of our common shares.

We have issued 2,800,000 Series A Cumulative Redeemable Preferred Shares, which are senior to our common shares for purposes of distributions or upon liquidation. The Series A Preferred Shares may limit our ability to make distributions to holders of our common shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred shares. Upon liquidation, holders of our debt securities, Series A Preferred Shares and any additional preferred shares and lenders with respect to other borrowings may receive distributions of our available assets prior to the holders of our common shares. Any additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Holders of our common shares are not entitled to preemptive rights or other protections against dilution, and will have no voting rights in connection with the issuance of these securities. Our Series A Preferred Shares have, and any additional preferred shares of beneficial interest issued could have, a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our common shares. Since our decision to issue securities in any future offering will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common shares and diluting their holdings in us.

The number of shares available for future sale could adversely affect the market price of Class A common shares.

We cannot predict whether future issuances of Class A common shares or the availability of Class A common shares for resale in the open market will decrease the market price per share of Class A common shares. Sales of a substantial number of Class A common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the Class A common shares.

The Series A Preferred Shares have not been rated.

The Series A Preferred Shares have not been rated, and may never be rated, by any nationally recognized statistical rating organization, which may negatively affect their market value and your ability to sell such shares. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Shares or that we may elect to obtain a rating of the Series A Preferred Shares in the future. Furthermore, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Shares in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Shares. Ratings only reflect the views of the issuing rating agency or agencies, and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Shares. Further, a rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Shares. In addition, ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Shares may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Shares.

An active trading market may not develop for the Series A Preferred Shares or, even if it does develop, may not continue, which may negatively affect the market value of, and the ability of holders of our Series A Preferred Shares to transfer or sell, their shares.

Since the Series A Preferred Shares have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. The Series A Preferred Shares are listed on the NYSE under the symbol "SRG PRA," but there can be no assurance that an active trading market on the NYSE for the Series A Preferred Shares will develop or continue, in which case the market price of the Series A Preferred Shares could be materially and adversely affected and the ability to transfer or sell Series A Preferred Shares would be limited. The market price of the shares will depend on many factors, including:

- prevailing interest rates;
- the market for similar securities;
- investors' perceptions of us;
- our issuance of additional preferred equity or indebtedness;
- complications, or any public perception of complications, regarding the Plan of Sale;
- general economic and market conditions, including a possible recession; and
- our financial condition, results of operations, business and prospects.

The Series A Preferred Shares are subordinate in right of payment to our existing and future debt, and the interests of the holders of Series A Preferred Shares could be diluted by the issuance of additional preferred shares, including additional Series A Preferred Shares, and by other transactions.

The Series A Preferred Shares rank junior to all of our existing and future debt and to other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our future debt may include restrictions on our ability to pay dividends to preferred shareholders. As of December 31, 2025, our total indebtedness was $50.0 million. In addition, we may incur additional indebtedness in the future. Our Declaration of Trust currently authorizes the issuance of up to 10,000,000 shares of preferred shares in one or more classes or series. Our Board of Trustees has the power to reclassify unissued common shares and preferred shares and to amend our Declaration of Trust, without any action by our shareholders, to increase the aggregate number of shares of beneficial interest of any class or series, including preferred shares, that we are authorized to issue. The issuance of additional preferred shares on parity with or senior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up would dilute the interests of the holders of the Series A Preferred Shares, and any issuance of preferred shares senior to the Series A Preferred Shares or of additional indebtedness could adversely affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Shares. Other than the limited conversion right afforded to holders of Series A Preferred Shares that may occur in connection with a Change of Control, none of the provisions relating to the Series A Preferred Shares contain any provisions relating to or limiting our indebtedness or affording the holders of the Series A Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of the Series A Preferred Shares, so long as the rights of holders of the Series A Preferred Shares are not materially and adversely affected.

Dividends on our preferred shares, including the Series A Preferred Shares, are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future period.

Future dividends on our preferred shares, including the Series A Preferred Shares, will be authorized by our Board of Trustees and declared by us at the discretion of our Board of Trustees and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our Board of Trustees deems relevant. Accordingly, we cannot guarantee that we will be able to make cash dividends on our preferred shares or what the actual dividends will be for any future period. However, until we declare payment and pay or set apart the accrued dividends on the Series A Preferred Shares, our ability to pay dividends and make other distributions on our common shares and non-voting shares (including redemptions) will be limited by the terms of the Series A Preferred Shares.

Holders of Series A Preferred Shares will have limited voting rights.

Holders of the Series A Preferred Shares have limited voting rights. Our Class A common shares and our non-economic shares are currently the only shares of beneficial interest of our company with full voting rights. Voting rights for holders of Series A Preferred Shares exist primarily with respect to the right to elect two additional trustees to our Board of Trustees in the event that six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Shares are in arrears, and with respect to voting on amendments to our Declaration of Trust or articles supplementary relating to the Series A Preferred Shares that would materially and adversely affect the rights of holders of the Series A Preferred Shares or create additional classes or series of our shares that are senior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of our affairs. Other than in limited circumstances, holders of Series A Preferred Shares will not have any voting rights.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the SEC as of the date of this Annual Report.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing risk associated with cybersecurity threats. We have implemented cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage such risks. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. As part of this process, we have elected to engage third-party managed service providers to maintain our network and to manage the monitoring, detection, mitigation, and prevention of cybersecurity threats. These service providers are responsible for managing our hosted services, all of the computer and computer-related hardware and software we use, and for managing our backup processes. Our primary managed service provider supplies management with weekly updates and activity reports related to network alerts, connectivity issues, and help desk tickets.

Our management team has taken additional steps to implement our cybersecurity risk management program. For example, we have implemented periodic management reviews of our controls related to provisioning of user access to certain third-party hosted applications that we use in connection with the business and risks posed by certain critical vendors; this includes reviewing System and Organizational Control audit reports of such vendors. We maintain insurance coverage intended to mitigate our financial exposure to certain cybersecurity threats, and we consult with external advisors regarding opportunities and enhancements to strengthen our cybersecurity processes and practices.

We are subject to risks from cybersecurity threats and incidents. As of December 31, 2025, we do not believe such risks have materially affected or are reasonably likely to materially affect the Company, including the Company's business strategy, results of operations or financial condition. However, there can be no assurance that the Company will not be materially affected by such risks in the future. For additional information regarding risks from cybersecurity threats, refer to Item 1A, "Risk Factors", in this Annual Report on Form 10-K.

Governance

Our Board of Trustees considers cybersecurity risk as part of its risk oversight function. The Board of Trustees has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program. Our Audit Committee receives periodic reports from our Interim Chief Financial Officer or our Chief Legal Officer on our cybersecurity risks. In addition, our Interim Chief Financial Officer or our Chief Legal Officer updates our Audit Committee, as necessary, regarding any significant cybersecurity incidents impacting our information systems. Our entire Board of Trustees also receives briefings from our Interim Chief Financial Officer or Chief Legal Officer on our cybersecurity risk management program as part of our overall business risk updates.

Our management, represented by our Interim Chief Financial Officer, John Garilli, oversees the Company's cybersecurity risk management program. We have elected to engage third-party providers to maintain our network defenses and to manage and assess cybersecurity risk management and strategy for the Company. Our third-party providers update Mr. Garilli and other members of our executive management team with any network issues on a weekly basis and make recommendations for security upgrades as needed. The Interim Chief Financial Officer or the Chief Legal Officer updates the Audit Committee quarterly, or more frequently in the case of a significant cybersecurity incident impacting our information systems.

ITEM 2. PROPERTIES

As of December 31, 2025, the Company's portfolio consisted of interests in 10 properties comprised of approximately 0.8 million square feet of GLA or build-to-suit leased area and 156 acres of land. The portfolio consists of approximately 0.3 million square feet of GLA and 71 acres held by five Consolidated Properties and 0.5 million square feet of GLA and 85 acres held by five Unconsolidated Properties. The following tables set forth certain information regarding our Consolidated Properties and Unconsolidated Properties based on signed leases as of December 31, 2025, including signed but not yet open leases ("SNO" or "SNO Leases"):

	City	State	Total	GLA Leased (1)	Not Leased	Land Acres	Significant Tenants (1)	Leased
1	King of Prussia (2)	PA	208,700	174,500	34,200	14	Dick's Sporting Goods, Primark	83.6%
2	Dallas	TX	-	-	-	23	n/a	0.0%
3	Redmond	WA	7,500	7,500	-	15	Red Robin	100.0%
4	Riverside - Resi	CA	-	-	-	14	n/a	0.0%
5	Riverside - Retail	CA	33,200	12,200	21,000	5	Bank of America	36.7%
	Total - Consolidated Properties		**249,400**	**194,200**	**55,200**	**71**		**77.9%**

	City	State	Total	GLA Leased (1)	Not Leased	Joint Venture	Land Acres	Significant Tenants (1)	Leased
1	Santa Monica	CA	103,000	-	103,000	Mark 302 JV	3	n/a	0.0%
2	San Diego	CA	212,500	210,100	2,400	UTC JV	13	Amazon	98.9%
3	Alexandria	VA	-	-	-	Foulger Pratt / Howard Hughes	41	n/a	0.0%
4	Altamonte Springs	FL	186,900	9,500	177,400	GGP II JV	17	Darden	5.1%
5	Austin	TX	-	-	-	RD Development JV	11	n/a	0.0%
	Total - Unconsolidated Properties		**502,400**	**219,600**	**282,800**		**85**		**43.7%**
	Grand Total - All Properties		**751,800**	**413,800**	**338,000**		**156**		**55.0%**
	Grand Total - All Properties (at Share)		**500,600**	**304,000**	**196,600**		**114**		**60.7%**

(1) Based on signed leases as of December 31, 2025, including SNO Leases.
(2) Property subject to a lease or ground lease.

Consolidated Properties

Geographic Diversification

The following table sets forth information regarding the geographic diversification of the portfolio based on signed leases as of December 31, 2025:

State	Number of Properties	Annual Rent	% of Annual Rent	PSF
Pennsylvania	1	$ 4,901,000	95.6%	$ 28.08
California	2	34,000	0.7%	1.03
Washington	1	190,000	3.7%	25.33
Texas	1	-	0.0%	-
Total	**5**	**$ 5,125,000**	**100.0%**	**$ 26.39**

Tenant Overview

The following table provides a summary of annual base rent for the portfolio based on signed leases as of December 31, 2025:

Tenant	Number of Leases	Leased GLA	% of Total Leasable GLA	Gross Annual Base Rent ("ABR")	% of Total Annual Rent	Gross Annual Rent PSF ("ABR PSF")
In-place leases	7	194,000	77.9%	$ 5,125,000	83.1%	$ 26.39
Total	**7**	**194,000**	**77.9%**	**$ 5,125,000**	**83.1%**	**$ 26.39**

Unconsolidated Properties

Geographic Diversification

The following table sets forth information regarding the geographic diversification of the Unconsolidated Properties based on signed leases as of December 31, 2025:

State	Number of Properties	Annual Rent	% of Annual Rent	PSF
California	2	$ 15,474,000	98.8%	73.66
Florida	1	186,000	1.2%	19.72
Texas	1	-	0.0%	-
Virginia	1	-	0.0%	-
Total	**5**	**$ 15,660,000**	**100.0%**	**71.34**

Tenant Overview

The following table provides a summary of annual base rent for the Unconsolidated Properties based on signed leases as of December 31, 2025:

Tenant	Number of Leases	Leased GLA	% of Total Leasable GLA	Gross Annual Base Rent ("ABR")	% of Total Annual Rent	Gross Annual Rent PSF ("ABR PSF")
In-place leases	26	220,000	43.7%	$ 15,660,000	100.0%	$ 71.34
Total	**26**	**220,000**	**43.7%**	**$ 15,660,000**	**100.0%**	**$ 71.34**

ITEM 3. LEGAL PROCEEDINGS

The Company is subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business and due to the current environment. While the resolution of such matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material effect on the consolidated financial position, results of operations, cash flows or liquidity of the Company. As of December 31, 2025, and 2024, the Company did not record any amounts for litigation or other matters aside from payments made by our D&O insurers, which we received during the year ended December 31, 2023. Details of the litigation and these payments are described in Note 9 to our consolidated financial statements.

On July 1, 2024, a purported shareholder of the Company filed a class action lawsuit in the U.S. District Court for the Southern District of New York, captioned Zhengxu He, Trustee of the He & Fang 2005 Revocable Living Trust v. Seritage Growth Properties, Case No. 1:24:CV:05007, alleging that the Company, the Company's Chief Executive Officer, and the Company's Chief Financial Officer violated the federal securities laws (the "Securities Action"). The complaint seeks to bring a class action on behalf of all persons and entities that purchased or otherwise acquired Company securities between July 7, 2022 and May 10, 2024. The complaint alleges that the defendants violated federal securities laws by issuing false, misleading, and/or omissive disclosures concerning the Company's alleged lack of effective internal controls regarding the identification and review of impairment indicators for investments in real estate and the Company's value and projected gross proceeds of certain real estate assets. The complaint seeks compensatory damages in an unspecified amount to be proven at trial, an award of reasonable costs and expenses to the plaintiff and class counsel, and such other and further relief as the court may deem just and proper. On or around January 15, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned Paul Sidhu v. Seritage Growth Properties, Case No. 1:25-cv-00152 (the "Sidhu Derivative Action"). On or around January 20, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned James Wallen v. Seritage Growth Properties, Case No. 1:25-cv-00190 (the "Wallen Derivative Action"). On or around May 8, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the Southern District of New York, captioned Derrick Cheroti v. Seritage Growth Properties, Case No. 1:25-vc-00152 (the "Cheroti Derivative Action"). The derivative actions allege the same or similar claimed acts and omissions underlying the Securities Action, assert breach of fiduciary duty and other claims against the Company's Chief Executive Officer, the Company's Chief Financial Officer, and current and former members of the Company's Board of Trustees, and name the Company as a nominal defendant. The complaint in each of the derivative actions seeks compensatory damages in an unspecified amount to be proven at trial, an order directing the Company and the individual defendants to reform and improve the Company's corporate governance and internal procedures, restitution from the individual defendants, an award of costs and expenses to the plaintiff and reasonable attorneys' and experts' fees, costs, and expenses, and such other and further relief as the court may deem just and proper. The complaint in the Cheroti Derivative Action also seeks an award of punitive damages, an order directing the individual defendants to account for all damages caused by them and all profits and special benefits and unjust enrichment obtained, and the imposition of a constructive trust. On September 2, 2025, the court in the Cheroti Derivative Action stayed the Cheroti Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. On November 5, 2025, the court in the District of Maryland proceedings consolidated the Sidhu Derivative Action and the Wallen Derivative Action (the "Consolidated Derivative Action") and appointed lead counsel. On November 12, 2025, the court in the Consolidated Derivative Action stayed the Consolidated Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. The Company intends to vigorously defend itself against the allegations in these lawsuits.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "SRG".

Common Shares and Operating Partnership Units

On March 30, 2026, the reported closing sale price per share of our Class A common shares on the NYSE was $2.66.

As of March 30, 2026, there were 56,324,607 Class A common shares issued and outstanding which were held by approximately 120 shareholders of record. The number of shareholders of record does not reflect persons or entities that held their shares in nominee or "street" name.

As of March 30, 2026, no outstanding Operating Partnership units ("OP Units") were held by limited partners other than the Company. Seritage, and its consolidating subsidiaries, own all outstanding Operating Partnership interests.

The Class B non-economic common shares have voting rights, but do not have economic rights and, as such, do not receive dividends and are not included in earnings per share computations.

Class C non-voting common shares have economic rights, but do not have voting rights. Upon any transfer of a Class C non-voting common share to any person other than an affiliate of the holder of such share, such share shall automatically convert into one Class A common share. As of March 30, 2026, there are no Class B non-economic common shares outstanding and there are no Class C non-voting common shares outstanding.

Share-Based Compensation

There were no unvested restricted stock awards or units at December 31, 2025. There are 2,048,587 securities available for future issuance under the equity compensation plans at December 31, 2025.

Dividends and Distributions

The timing, amount and composition of all distributions will be made by the Company at the discretion of its Board of Trustees. Such distributions will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants, applicable law and other factors as the Board of Trustees of Seritage deems relevant.

The Company declared a dividend on the Company's Class A and Class C common shares for the first quarter of 2019 and has not declared dividends on the Company's Class A and Class C common shares since that time.

REIT Election

On March 31, 2022, the Company announced that its Board of Trustees, with the recommendation of the Special Committee, approved a plan to terminate the Company's REIT status and become a taxable C Corporation effective January 1, 2022. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to its shareholders, which provides the Company with greater flexibility to use its free cash flow. Effective January 1, 2022, the Company is subject to federal and state income taxes on its taxable income at applicable tax rates and is no longer entitled to a tax deduction for dividends paid. The Company operated as a REIT for the 2021 tax year and prior years, and existing REIT requirements and limitations, including those established by the Company's organizational documents, remained in place through December 31, 2021. Refer to Note 7 – Income Taxes of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk Factors" and the other matters set forth in this Annual Report. See "Cautionary Statement Regarding Forward-Looking Statements."

All references to numbered Notes are to specific footnotes to our Consolidated Financial Statements included in this Annual Report. You should read this discussion in conjunction with our Consolidated Financial Statements, the notes thereto and other financial information included elsewhere in this Annual Report. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") have the same meanings as in such Notes.

Overview

Prior to our adoption of the Plan of Sale, we were principally engaged in the ownership, development, redevelopment, management, sale and leasing of diversified retail and mixed-use properties throughout the United States. As of December 31, 2025, our portfolio consisted of interests in 10 properties comprised of approximately 0.8 million square feet of GLA or build-to-suit leased area and 156 acres of land. The portfolio encompasses five consolidated properties consisting of approximately 0.3 million square feet of GLA and 71 acres and five unconsolidated entities consisting of approximately 0.5 million square feet of GLA and 85 acres.

Review of Strategic Alternatives

On March 1, 2022, the Company announced that its Board of Trustees has commenced a process to review a broad range of strategic alternatives to enhance shareholder value. The Board of Trustees created a special committee of the Board of Trustees (the "Special Committee") to oversee the process. The Special Committee retained Barclays as its financial advisor from March 2022 to August 2023 to assist with the strategic review. The Company sought a shareholder vote to approve a proposed plan of sale of our assets and dissolution (the "Plan of Sale") that would allow our Board of Trustees to sell all of our assets, distribute the net proceeds to shareholders and dissolve the Company.

The 2022 Annual Meeting of Shareholders occurred on October 24, 2022, at which time the Plan of Sale was approved by the shareholders, following our filing of a final proxy statement with the SEC on September 14, 2022. See Note 1 – Organization of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for additional information about the Plan of Sale. The strategic review process remains ongoing as the Company executes the Plan of Sale, and the Company remains open minded to pursuing value maximizing alternatives, including a potential sale of the Company. There can be no assurance that the review process will result in any transaction or that the Company will be successful in fully executing on the Plan of Sale. See "Item 1A. Risk Factors—Risks Related to Our Business and Operations—There can be no assurance that our review of strategic alternatives will result in any transaction or any strategic change at this time." The Board of Trustees is currently overseeing the Plan of Sale.

Impairment of Real Estate Assets and Investments in Unconsolidated Entities

For the year ended December 31, 2025, we recognized a total of $18.8 million of impairment losses, mostly due to accepting an offer to sell below carrying value, which are included in impairment of real estate assets within the consolidated statements of operations. During the year ended December 31, 2025 we recognized $8.5 million in other-than-temporary impairment losses on our investments in unconsolidated entities, which is included in equity in loss of unconsolidated entities within the consolidated statements of operations. In addition, during the year ended December 31, 2025, we recognized an equity loss of $7.1 million representing our proportionate share of an impairment charge at one of our unconsolidated entities. The equity loss recognized was net of previous basis differences. We continue to evaluate our portfolio, including our development plans, hold periods and, if applicable, offers received, which may result in additional impairments in future periods on our consolidated properties and investments in unconsolidated entities.

Asset Sales and Sales of Unconsolidated Properties

During the year ended December 31, 2025, the Company sold five wholly owned assets, generating gross proceeds of $222.6 million and monetized two unconsolidated properties for an additional $8.1 million of gross proceeds.

Subsequent to the year ended December 31, 2025, the Company sold an interest in an unconsolidated property and received a distribution of $5.7 million.

As of March 31, 2026, we had one asset owned by our consolidated joint venture under contract to sell for total anticipated proceeds of $11.0 million, subject to buyer diligence and closing conditions.

Effects of Natural Disasters

The Company assessed the impact of the natural disasters that occurred during the year ended December 31, 2025 and determined that natural disasters did not have a material impact on our operating results or financial position. The Company did not experience interruptions in rental payments related to natural disasters nor has it incurred material capital expenditures to repair any property damage. As a result of changes to weather patterns caused by climate change, our properties could experience increased storm intensity and other natural disasters in future periods and, as such, we cannot provide assurance that natural disasters will not have a material impact on our financial condition, results of operations or cash flows over the foreseeable future.

Results of Operations

We derive substantially all of our revenue from rents received from tenants under existing leases at each of our properties. This revenue generally includes fixed base rents and recoveries of expenses that we have incurred and that we pass through to the individual tenants, in each case as provided in the respective leases.

Our primary cash expenses consist of our property operating expenses, general and administrative expenses, interest expense, and construction and development related costs. Property operating expenses include: real estate taxes, repairs and maintenance, management fees, insurance, ground lease costs and utilities; general and administrative expenses include payroll, office expenses, professional fees, and other administrative expenses; and interest expense on our term loan facility. In addition, we incur substantial non-cash charges for depreciation of our properties and amortization of intangible assets and liabilities.

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

The following table presents selected data on comparative results from the Company's consolidated statements of operations for the year ended December 31, 2025, as compared to the year ended December 31, 2024 (in thousands):

	Year Ended December 31,		
	2025	**2024**	**$ Change**
Revenue			
Rental income	$ 17,597	$ 17,055	$ 542
Expenses			
Property operating	(13,984)	(16,339)	2,355
Abandoned project costs	-	(5,732)	5,732
Real estate taxes	(2,455)	(3,935)	1,480
Depreciation and amortization	(6,282)	(13,118)	6,836
General and administrative	(31,949)	(30,021)	(1,928)
Gain on sale of real estate, net	20,342	10,678	9,664
Gain/(loss) on sale of interest in unconsolidated entities	(1,417)	2,042	(3,459)
Impairment of real estate assets	(18,800)	(87,536)	68,736
Equity in income (loss) of unconsolidated entities	(13,169)	(3,154)	(10,015)
Interest and other income (expense), net	1,568	2,513	(945)
Interest expense	(20,273)	(24,972)	4,699

Rental Income

Rental income increased by $0.5 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is primarily due to lease up at the Aventura, FL property. The increase was partially offset by a decrease of rental income due to property sales.

Property Operating Expenses

The decrease of $2.4 million in property operating expense for the year ended December 31, 2025 was primarily due to a decrease in $1.5 million of common area maintenance costs and $0.8 million of insurance expense related to sold properties, as well as savings in utilities expenses.

Abandoned Project Costs

During the year ended December 31, 2024, the Company expensed costs that were previously capitalized in construction in progress on account of a tenant that defaulted on its lease prior to opening and predevelopment costs on a property which the Company is not currently pursuing entitlements. There were no abandoned project costs in 2025.

Real Estate Taxes

Real estate taxes decreased by approximately $1.5 million due to property sales.

Depreciation and Amortization Expenses

The decrease of $6.8 million in depreciation and amortization expenses for the year ended December 31, 2025 was primarily due to property sales which was partially offset by $1.5 million in depreciation related to moving a property out of held for sale in 2024.

General and Administrative Expenses

General and administrative expenses consist of personnel costs, including share-based compensation and third party consulting fees, professional fees, office expenses and overhead expenses.

The increase of $1.9 million for the year ended December 31, 2025 was primarily driven by an increase in severance expense of $6.7 million, partially offset by decreases in personnel costs of $4.8 million.

Gain on Sale of Real Estate

During the year ended December 31, 2025, the Company sold five properties for aggregate consideration of $222.6 million and recorded a gain totaling $20.3 million.

During the year ended December 31, 2024, the Company sold 13 properties, for aggregate consideration of $163.5 million and recorded a gain totaling $10.7 million.

Gain/Loss on Sale of Interests in Unconsolidated Entities

During the year ended December 31, 2025, the Company sold its interest in one unconsolidated property and recorded a loss of $1.4 million.

During the year ended December 31, 2024, the Company sold its interest in one unconsolidated property, and recorded a gain of $2.0 million.

Impairment of Real Estate Assets

During the year ended December 31, 2025, the Company recognized $18.0 million impairment of real estate assets as a result of the Company agreeing to sell one property at an amount below book value. In addition, the Company also recognized a $0.8 million impairment of real estate assets as a result of the Company transferring the Aventura, FL property to held for sale which requires the asset to be carried at the lower of book value or fair value less estimated costs to sell.

During the year ended December 31, 2024, the Company recognized $1.7 million impairment of real estate assets as a result of the Company accepting offers below book value on three properties and an $85.8 million impairment of real estate assets on the Company's development property in Aventura, FL due to negotiations for rent relief with existing tenants that began during the second quarter of 2024 which triggered the need for an impairment analysis pursuant to ASC 360, *Property, Plant and Equipment*. The Company determined the fair value of this property by applying a discount to projected cash flows over the estimated hold period.

Equity in Loss of Unconsolidated Entities

The increase in loss for the year ended December 31, 2025 was driven by the recognition of $8.5 million of other-than-temporary impairment losses and the Company's share of impairment losses of $7.1 million from one of its investments in unconsolidated entities.

The increase in loss was partially offset by an increase in income of $0.5 million from the Company's investment in UTC and a decrease in losses on sale of unconsolidated entities of $5.1 million.

Interest and Other Income (Expense), Net

For the year ended December 31, 2025, interest income decreased by $1.5 million due to a decrease in cash balances and a decrease of interest rates. The decrease was partially offset by a decrease in other expenses of $0.5 million, primarily driven by a decrease in settlement expenses related to litigation.

Interest Expense

The decrease of $4.7 million in interest expense for the year ended December 31, 2025 was driven by partial Term Loan Facility pay downs, partially offset by an increase in amortization expense of deferred financing costs.

Liquidity and Capital Resources

Our primary uses of cash include the payment of property operating and other expenses, including general and administrative expenses and debt service (collectively, "Obligations"), and certain development expenditures. Property rental income, which is the Company's primary source of operating cash flow, did not fully fund Obligations incurred during the year ended December 31, 2025 and the Company recorded net operating cash outflows of $34.9 million. Additionally, the Company generated net investing cash inflows of $198.5 million during the year ended December 31, 2025, which were driven by asset sales and partially offset by development expenditures.

Obligations are projected to continue to exceed property rental income and we expect to fund such Obligations and any development expenditures with cash on hand and a combination of capital sources including, but not limited to, sales of Consolidated Properties, sales of interests in Unconsolidated Properties and potential financing transactions, subject to any approvals that may be required under the Term Loan Agreement. Below is our sales activity since we began our capital recycling program:

- Sales of Consolidated Properties. We began our capital recycling program in July 2017 and have been monetizing assets since. In March of 2022, we elected to terminate our REIT status effective January 1, 2022 in order to remove any restrictions around asset sales. On October 24, 2022, we received shareholder approval of the Plan of Sale.

  o We sold 90 Consolidated Properties, and additional outparcels at certain properties, and generated approximately $986.8 million of gross proceeds from the beginning of our capital recycling program in July 2017 through the date our REIT status terminated on December 31, 2021;

  o We sold 40 Consolidated Properties, and additional outparcels at certain properties, and generated approximately $438.1 million of gross proceeds from December 31, 2021, the date we terminated our REIT status, through the approval of the Plan of Sale on October 24, 2022;

  o From the approval of the Plan of Sale on October 24, 2022 through December 31, 2025, we sold 94 Consolidated Properties, and additional outparcels at certain properties, and generated approximately $1.2 billion of gross proceeds.

- Sales of interests in Unconsolidated Properties. Certain of our unconsolidated entity agreements also include rights that allow us to sell our interests in select Unconsolidated Properties to our partners at fair market value.

  o We sold our interests in 15 Unconsolidated Properties and generated approximately $278.1 million of gross proceeds from the beginning of our capital recycling program in July 2017 through the date our REIT status terminated on December 31, 2021;

  o We sold our interests in 8 Unconsolidated Properties and generated approximately $84.8 million of gross proceeds since we terminated our REIT status on December 31, 2021, through the approval of the Plan of Sale on October 24, 2022;

  o From the approval of the Plan of Sale on October 24, 2022 through December 31, 2025, we sold our interests in 12 Unconsolidated Properties and generated approximately $159.6 million of gross proceeds.

- Unconsolidated Properties. We had contributed interests in 12 properties to unconsolidated entities, which generated approximately $242.4 million of gross proceeds from July 2017 through December 31, 2025. In addition to generating liquidity upon closing, these entities also reduce our development expenditures by the amount of our partners' interests in the unconsolidated entities.

Subsequent to year end we sold an interest in an unconsolidated property and received a distribution of $5.7 million. As of March 31, 2026, we had one asset owned by our consolidated joint venture under contract to sell for total anticipated proceeds of $11.0 million, subject to buyer diligence and closing conditions.

Term Loan Facility / Incremental Funding Facility

As previously disclosed, on May 5, 2020, the Operating Partnership and Berkshire Hathaway entered into an amendment (the "Term Loan Amendment") to the Term Loan Agreement by and among the Operating Partnership and Berkshire Hathaway as initial lender and administrative agent that permits the deferral of payment of interest under the Term Loan Agreement if, as of the first day of each applicable month, (x) the amount of unrestricted and unencumbered (other than liens created under the Term Loan Agreement) cash on hand of the Operating Partnership and its subsidiaries, minus (y) the aggregate amount of anticipated necessary expenditures for such period (such sum, "Available Cash") is equal to or less than $30.0 million. In such instances, for each interest period, the Operating Partnership is obligated to make payments of interest in an amount equal to the difference between (i) Available Cash and (ii) $20.0 million (provided that such payment shall not exceed the amount of current interest otherwise due under the Term Loan Agreement). Any deferred interest shall accrue interest at 2.0% in excess of the then applicable interest rate and shall be due and payable on July 31, 2023; provided, that the Operating Partnership is required to pay any deferred interest from Available Cash in excess of $30.0 million (unless otherwise agreed to by the administrative agent under the Term Loan Agreement in its sole discretion).

In addition, repayment of any outstanding deferred interest is a condition to any borrowings under the $400.0 million incremental funding facility under the Term Loan Agreement (the "Incremental Funding Facility").

Additionally, the Term Loan Amendment provides that the administrative agent and the lenders express their continued support for asset dispositions, subject to the administrative agent's right to approve the terms of individual transactions due to the occurrence of a Financial Metric Trigger Event, as such term is defined under the Term Loan Agreement. The Third Term Loan Amendment (as defined in Note 6 – Debt of the Notes to the condensed consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K) executed on June 16, 2022 provided exceptions to this right.

Our Term Loan Facility includes a $400.0 million Incremental Funding Facility, access to which is subject to rental income from non-Sears Holdings tenants of at least $200.0 million, on an annualized basis and after giving effect to SNO leases expected to commence rent payment within 12 months, which we have not yet achieved, as disclosed in Note 6. There is no assurance of the Company's ability to access the Incremental Funding Facility.

On July 28, 2025, the Company exercised its extension option and on July 30, 2025, the Company paid a 2% extension fee equal to $4.0 million extending the maturity date to July 31, 2026. The Company also paid the incremental facility fee of $4.0 million. All other terms under the Term Loan Agreement shall remain unchanged during the extension period including the interest rate and the incremental facility fee in accordance with the Term Loan Agreement.

During the year ended December 31, 2025, we repaid $190.0 million against the principal of the Term Loan Facility. Our outstanding balance as of December 31, 2025 is $50.0 million.

See Note 1 – Organization of the Notes to the consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of liquidity and going concern.

Dividends and Distributions

The Company's Board of Trustees did not declare dividends on the Company's Class A common shares during 2025. The last dividend on the Company's Class A and C common shares that the Board of Trustees declared was on February 25, 2019, which was paid on April 11, 2019 to shareholders of record on March 29, 2019.

The Company's Board of Trustees also declared the following dividends on the Company's Series A Preferred Shares during 2026, 2025 and 2024:

Declaration Date	Record Date	Payment Date	Series A Preferred Share	
2026				
February 25	March 31	April 15	$	0.43750
2025				
October 29	December 31	January 15, 2026	$	0.43750
July 23	September 30	October 15		0.43750
May 8	June 30	July 15		0.43750
February 26	March 31	April 15		0.43750
2024				
October 28	December 31	January 15, 2025	$	0.43750
July 31	September 30	October 15		0.43750
May 2	June 28	July 15		0.43750
February 29	March 29	April 15		0.43750

Minimum Cash Requirements

Our contractual obligations relate to our Term Loan Facility and non-cancelable operating leases in the form of a ground lease at one of our properties, as well as an operating lease for our corporate office.

Information concerning our obligations and commitments to make future payments under contracts for these loan and lease agreements as of December 31, 2025 is aggregated in the following table (in thousands):

Minimum Cash Requirements	Total		Within 1 year		2 - 3 years		4 -5 years		After 5 years
					Payments due by Period				
Long-term debt (1)	$	52,217	$	52,217	$	—	$	—	$	—
Operating leases		2,292		177		90		90		1,935
Total	$	54,509	$	52,394	$	90	$	90	$	1,935

(1) Includes expected interest payments.

Off-Balance Sheet Arrangements

The Company accounts for its investments in entities that it does not have a controlling interest in but exercises significant influence under the equity method of accounting and those investments are reflected on the condensed consolidated balance sheets of the Company as investments in unconsolidated entities. As of December 31, 2025 and December 31, 2024, we did not have any off balance sheet financing arrangements.

Capital Expenditures

During the year ended December 31, 2025 the Company invested $26.3 million in our consolidated properties and $0.5 million in its unconsolidated entities.

During the year ended December 31, 2024 the Company invested $27.5 million in its consolidated properties and $9.3 million in its unconsolidated entities.

Cash Flows for the Year Ended December 31, 2025 Compared to December 31, 2024

The following table summarizes the Company's cash flow activities for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,				
	2025		2024		$ Change
Net cash used in operating activities	$	(34,903)	$	(53,548)	$	18,645
Net cash provided by investing activities		198,468		126,870		71,598
Net cash used in financing activities		(198,989)		(125,313)		(73,676)

Cash Flows from Operating Activities

Our primary uses of cash include the payment of property operating and other expenses, including general and administrative expenses. Rental revenues are not sufficient to cover these expenses.

Cash Flows from Investing Activities

Significant components of net cash provided by investing activities include:

- In 2025, $210.0 million of net proceeds from the sale of real estate, $8.1 million of net proceeds from the sale of interests in unconsolidated entities and $7.1 million of distributions from the unconsolidated entities offset by development of real estate of ($26.3) million and investments in unconsolidated entities of ($0.5) million; and

- In 2024, $155.7 million of net proceeds from the sale of real estate and $8.0 million of distributions and proceeds from the disposition of interests in unconsolidated entities offset by development of real estate of ($27.5) million and investments in unconsolidated entities of ($9.3) million.

Cash Flows from Financing Activities

Significant components of net cash used in financing activities include:

- In 2025, ($190.0) million cash repayment of Term Loan Facility principal, payment of deferred financing costs of ($4.0) million and ($4.9) million cash payments of preferred dividends; and

- In 2024, ($120.0) million cash repayment of Term Loan Facility principal and ($4.9) million cash payment of preferred dividends.

Litigation and Other Matters

In accordance with accounting standards regarding loss contingencies, we accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued or disclose the fact that such a range of loss cannot be estimated. We do not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. In such cases, we disclose the nature of the material contingency, and an estimate of the possible loss, range of loss, or disclose the fact that an estimate cannot be made.

On July 1, 2024, a purported shareholder of the Company filed a class action lawsuit in the U.S. District Court for the Southern District of New York, captioned Zhengxu He, Trustee of the He & Fang 2005 Revocable Living Trust v. Seritage Growth Properties, Case No. 1:24:CV:05007, alleging that the Company, the Company's Chief Executive Officer, and the Company's Chief Financial Officer violated the federal securities laws. The complaint seeks to bring a class action on behalf of all persons and entities that purchased or otherwise acquired Company securities between July 7, 2022 and May 10, 2024. The complaint alleges that the defendants violated federal securities laws by issuing false, misleading, and/or omissive disclosures concerning the Company's alleged lack of effective internal controls regarding the identification and review of impairment indicators for investments in real estate and the Company's value and projected gross proceeds of certain real estate assets. The complaint seeks compensatory damages in an unspecified amount to be proven at trial, an award of reasonable costs and expenses to the plaintiff and class counsel, and such other and further relief as the court may deem just and proper. On or around January 15, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned Paul Sidhu v. Seritage Growth Properties, Case No. 1:25-cv-00152. On or around January 20, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned James Wallen v. Seritage Growth Properties, Case No. 1:25-cv-00190. On or around May 8, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the Southern District of New York, captioned Derrick Cheroti v. Seritage Growth Properties, Case No. 1:25-vc-00152. The derivative actions allege the same or similar claimed acts and omissions underlying the Securities Action, assert breach of fiduciary duty and other claims against the Company's Chief Executive Officer, the Company's Chief Financial Officer, and current and former members of the Company's Board of Trustees, and name the Company as a nominal defendant. The complaint in each of the derivative actions seeks compensatory damages in an unspecified amount to be proven at trial, an order directing the Company and the individual defendants to reform and improve the Company's corporate governance and internal procedures, restitution from the individual defendants, an award of costs and expenses to the plaintiff and reasonable attorneys' and experts' fees, costs, and expenses, and such other and further relief as the court may deem just and proper. The complaint in the Cheroti Derivative Action also seeks an award of punitive damages, an order directing the individual defendants to account for all damages caused by them and all profits and special benefits and unjust enrichment obtained, and the imposition of a constructive trust. On September 2, 2025, the court in the Cheroti Derivative Action stayed the Cheroti Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. On November 5, 2025, the court in the District of Maryland proceedings consolidated the Sidhu Derivative Action and the Wallen Derivative Action and appointed lead counsel. On November 12, 2025, the court in the Consolidated Derivative Action stayed the Consolidated Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. The Company intends to vigorously defend itself against the allegations in these lawsuits.

We are subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business and due to the current environment. While the resolution of such matters cannot be predicted with certainty, management believes, based on currently available information, the final outcome of such ordinary course legal proceedings and claims will not have a material effect on the consolidated financial position, results of operations or liquidity of the Company.

Critical Accounting Estimates

In preparing the consolidated financial statements, we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Refer to the discussion of our accounting policies included in Note 2 to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Real Estate Investments

The Company, on a periodic basis, assesses whether there are indicators, including macroeconomic conditions, that the value of the real estate assets may be impaired. If an indicator is identified, management will estimate the real estate asset recoverability based on projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated holding period and capitalization rates, to determine if the undiscounted cash flows are less than a real estate asset's carrying value. If the carrying value of an asset exceeds the undiscounted cash flows, an analysis is performed to determine the estimated fair value of the real asset. In estimating the fair value of an asset, various factors are considered, including expected future operating income, trends and leasing prospects including the effects of demand, competition, and other economic factors such as discount rates and market comparables. Changes in any estimates and/or assumptions, including the anticipated holding period, could have a material impact on the projected operating cash flows. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its estimated fair value. The Company recognized $18.8 million and $87.5 million in impairment losses for the years ended December 31, 2025 and 2024, respectively.

Investments in Unconsolidated Entities

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions which include macroeconomic conditions that the value of the Company's investments in unconsolidated entities may be impaired. An investment's value is impaired if management's estimate of the fair value of the Company's investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value. The Company recorded $8.5 million in other-than-temporary impairment losses in investments in in unconsolidated entities for the year ended December 31, 2025. The Company did not record any other-than-temporary impairment losses for the years ending December 31, 2024.

Revenue Recognition

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status, publicly available information about the financial condition of the tenant, and other factors. Our assessment of the collectability of tenant receivables can have a significant impact on the rental revenue recognized in our consolidated statements of income.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements for recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2025, we had $50.0 million of consolidated debt, all of which is borrowed under our fixed-rate Term Loan Facility which is based on a fixed term and imputed interest rate and therefore, neither are subject to interest rate fluctuations.

As of December 31, 2025, the estimated fair value of our consolidated debt was $50.0 million. The estimated fair value of our consolidated debt is calculated based on current market prices and discounted cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term of such debt.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Consolidated Financial Statements and Consolidated Financial Statement Schedule beginning on page F-1 for the required information.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed by our management under the supervision and with the participation of our principal executive officer ("PEO") and principal financial officer ("PFO") of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2025. Based on the evaluation, our PEO and PFO have concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weaknesses described below.

In response to these material weaknesses, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, our PEO and PFO have concluded that the audited consolidated financial statements included in this Annual Report on Form 10-K present fairly in all material respects the Company's financial position, results of operations and cash flows for the periods presented.

Management's Report on Internal Control over Financial Reporting

The Company's management, including our PEO and PFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of our management, including our PEO and PFO, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO framework"). Based on the evaluation under these criteria, management has determined that our internal control over financial reporting was not effective as of December 31, 2025 as a result of the material weaknesses described below.

Material Weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified material weaknesses due to deficiencies in the design and operating effectiveness of controls which remain unremediated as of, and for the year ended December 31, 2025. The material weaknesses identified in our internal control over financial reporting related to: (i) level of precision of the review of the general ledger and underlying reconciliations, and (ii) lack of appropriate segregation of duties over journal entries. These deficiencies contributed to the potential for there to be material errors in our financial statements.

Remediation Plan

In response to the material weaknesses, management, with oversight of the Audit Committee has identified and begun to implement steps to remediate the material weaknesses. Internal control remediation efforts include the following:

- enhancing the precision of our internal control over review of the general ledger, reconciliations and journal entries. and

- implementing appropriate segregation of duties around the preparation and review of journal entries.

The material weaknesses cannot be considered remediated until the applicable controls are implemented, have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Accordingly, we will continue to monitor and evaluate the effectiveness of our internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

Other than described above, there were no changes in internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 is hereby incorporated by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days following the end of our fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Consolidated Financial Statements and Consolidated Financial Statement Schedule.

The consolidated financial statements and consolidated financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule are filed as part of this Annual Report.

(b) Exhibits.

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit No.	Description	SEC Document Reference
2.1	Subscription, Distribution and Purchase and Sale Agreement, dated as of June 8, 2015, by and between Seritage Growth Properties and Sears Holdings Corporation	Incorporated by reference to Exhibit 2.1 to our Registration Statement on Form S-11, filed on June 9, 2015.
3.1	Articles of Amendment and Restatement	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on July 10, 2015.
3.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of 7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share	Incorporated by reference to Exhibit 3.1 to our Registration Statement on Form 8-A, filed on December 14, 2017.
3.3	Articles of Amendment to Certificate of Incorporation, dated October 31, 2022	Incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q, filed on November 9, 2022.
3.4	Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q, filed on May 3, 2019.
4.1	Registration Rights Agreement by and among Seritage Growth Properties, ESL Investments, Inc., and Seritage Growth Properties, L.P., dated as of July 7, 2015	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on July 10, 2015.
4.2	Form of specimen certificate evidencing the 7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 8-A, filed on December 14, 2017.
4.3	Description of Capital Stock of Seritage Growth Properties Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K, filed on March 2, 2020.
10.1	Transition Services Agreement by and between Sears Holdings Management Corporation and Seritage Growth Properties, L.P., dated as of July 7, 2015	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 10, 2015.
10.2	Amended and Restated Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated as of January 4, 2023	Incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K, filed on April 1, 2024.
10.3*	Holdco Master Lease by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, Transform SR Operations LLC and Transform KM Operations LLC, dated as of February 28, 2019	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on March 15, 2019.
10.4*	Side Letter to Holdco Master Lease, by and among Seritage KMT Finance LLC, Seritage SRC Finance LLC, Transform SR Operations LLC and Transform KM Operations LLC, dated as of February 28, 2019	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on March 15, 2019.
10.5	Mortgage Loan Agreement by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, certain other subsidiaries of Operating Partnership, JPMorgan Chase Bank, National Association and H/2 SO III Funding LLC, dated as of July 7, 2015	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on July 10, 2015.
10.6	Omnibus Amendment to the Mortgage Loan Agreement, dated as of September 28, 2015, by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, certain other subsidiaries of Operating Partnership, Seritage Growth Properties, Seritage Growth Properties L.P., JPMorgan Chase Bank, National Association and H/2 SO III Funding LLC	Incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K, filed on March 1, 2017.
10.7	Second Amendment to Mortgage Loan Agreement, dated as of November 8, 2016, by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, certain other subsidiaries of	Incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K, filed on March 1, 2017.

	Operating Partnership, Seritage Growth Properties, Seritage Growth Properties L.P. and Wells Fargo Bank, National Association	
10.8	Mezzanine Loan Agreement by and among Seritage SRC Mezzanine Finance LLC, Seritage KMT Mezzanine Finance LLC, JPMorgan Chase Bank, National Association and H/2 Special Opportunities III Corp., dated as of July 7, 2015	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K, filed on July 10, 2015.
10.9	Omnibus Amendment to Mezzanine Loan Agreement, dated as of September 28, 2015, by and among Seritage SRC Mezzanine Finance LLC, Seritage KMT Mezzanine Finance LLC, Seritage Growth Properties, Seritage Growth Properties L.P., JPMorgan Chase Bank, National Association and H/2 Special Opportunities III Corp.	Incorporated by reference to Exhibit 10.9 to our Annual Report on Form 10-K, filed on March 1, 2017.
10.10	Second Amendment to Mezzanine Loan Agreement, dated as of November 8, 2016, by and among Seritage SRC Mezzanine Finance LLC, Seritage KMT Mezzanine Finance LLC, Seritage Growth Properties, Seritage Growth Properties, L.P. and Wells Fargo Bank, National Association	Incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K, filed on March 1, 2017.
10.11	Third Amendment to Mezzanine Loan Agreement, entered into as of November 8, 2017 and effective as of June 30, 2017, by and among Seritage SRC Mezzanine Finance LLC, Seritage KMT Mezzanine Finance LLC, Seritage Growth Properties, Seritage Growth Properties, L.P. and Wells Fargo Bank, National Association	Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K, filed on February 28, 2018.
10.12	Term Loan Facility by and among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC and JPP II, LLC, dated as of February 23, 2017	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on February 24, 2017.
10.13	Senior Unsecured Term Loan Agreement, dated as of December 27, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, JPP II, LLC and Empyrean Investments, LLC, as lenders, and JPP, LLC, as administrative agent	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 28, 2017.
10.14†	Form of Seritage Growth Properties 2015 Share Plan	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-11, filed on May 11, 2015.
10.15†	Seritage Growth Properties Restricted Share Agreement	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K, filed on July 10, 2015.
10.16†	Form of Seritage Growth Properties Restricted Share Agreement	Incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K, filed on March 1, 2017.
10.17†	Form of Seritage Growth Properties Time-Vesting Restricted Share Unit Agreement	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K, filed on July 10, 2015.
10.18†	Form of Seritage Growth Properties Annual P-RSU Restricted Share Agreement	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K, filed on July 10, 2015.
10.19†	Letter Agreement, dated May 15, 2015, between Matthew Fernand and Seritage Growth Properties	Incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-11, filed on May 26, 2015.
10.20	Exchange Agreement by and among Seritage Growth Properties, Seritage Growth Properties, L.P., ESL Partners, L.P., and Edward S. Lampert, dated as of June 26, 2015	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 2, 2015.

10.21	Exchange Agreement by and among Seritage Growth Properties and Fairholme Capital Management, L.L.C., dated as of June 30, 2015	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on July 2, 2015.
10.22	Senior Secured Term Loan Agreement, dated July 31, 2018, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Berkshire Hathaway Life Insurance Company of Nebraska	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 31, 2018.
10.23†	Form of Seritage Growth Properties Time-Vesting Restricted Share Unit Agreement – 2018 Incentive RSUs	Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed on August 3, 2018.
10.24†	Form of Seritage Growth Properties Performance-Vesting Restricted Share Unit Agreement – 2018 Incentive P-RSUs	Incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, filed on August 3, 2018.
10.25	First Amendment to the Master Lease, effective as of October 29, 2019, by and among Seritage SRC Finance LLC and Seritage KMT Finance LLC	Incorporated by reference to Exhibit 10.33 to our Annual Report on Form 10-K, filed on March 2, 2020.
10.26	Amendment No. 1 to Senior Secured Term Loan Agreement, dated May 5, 2020, among Seritage Growth Properties, L.P. and Berkshire Hathaway Life Insurance Company of Nebraska	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 8, 2020.
10.27	Master Lease Modification and Settlement Agreement, dated as of June 3, 2020, by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, Transform SR Operations LLC and Transform KM Operations LLC	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on June 4, 2020.
10.28	Second Master Lease Modification and Settlement Agreement, dated December 02, 2020, by and among Seritage SRC Finance LLC, Seritage KMT Finance LLC, Transform SR Operations LLC and Transform KM Operations LLC	Incorporated by reference to Exhibit 10.36 to our Annual Report on Form 10-K, filed on March 15, 2021.
10.29†	Employment Agreement, dated February 7, 2021, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Andrea Olshan	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on February 9, 2021.
10.30	Amendment No. 2 to Senior Secured Term Loan Agreement, dated November 24, 2021, among Seritage Growth Properties, L.P. and Berkshire Hathaway Life Insurance Company of Nebraska	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on November 26, 2021.
10.31†	Employment Agreement Amendment, dated March 15, 2022, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Andrea Olshan	Incorporated by reference to Exhibit 10.39 to our Quarterly Report on Form 10-Q, filed on May 10, 2022.
10.32	Amendment No. 3 to Senior Secured Term Loan Agreement, dated June 16, 2022, among Seritage Growth Properties, L.P. and Berkshire Hathaway Life Insurance Company of Nebraska	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on June 21, 2022.
10.33†	Employment Offer Letter Addendum, dated March 15, 2022, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Matthew Fernand	Incorporated by reference to Exhibit 10.40 to our Quarterly Report on Form 10-Q, filed on May 10, 2022.
10.34†	Employment Offer Letter Addendum, dated March 15, 2022, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Eric Dinenberg	Incorporated by reference to Exhibit 10.41 to our Quarterly Report on Form 10-Q, filed on May 10, 2022.
10.35†	Letter Agreement, dated March 14, 2019, between Eric Dinenberg and Seritage Growth Properties	Incorporated by reference to Exhibit 10.34 to our Annual Report on Form 10-K, filed on March 14, 2023.

10.36†	Employment Agreement Amendment, dated October 23, 2023, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Eric Dinenberg	Incorporated by reference to Exhibit 10.35 to our Quarterly Report on Form 10-Q, filed on November 8, 2023.
10.37†	Employment Agreement Amendment, dated October 23, 2023, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Matthew Fernand	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q, filed on November 8, 2023.
10.38†	Employment Offer Letter Addendum, dated December 28, 2023, among Seritage Growth Properties, Seritage Growth Properties, L.P. and Andrea Olshan	Incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K, filed on April 1, 2024.
10.39	Amendment No. 4 to Senior Secured Term Loan Agreement, dated November 20, 2024, among Seritage Growth Properties, L.P. and Berkshire Hathaway Life Insurance Company of Nebraska	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on November 21, 2024
10.40†	Separation Agreement and Release, dated March 27, 2025, by and between Andrea Olshan, Seritage Growth Properties, L.P. and Seritage Growth Properties	Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed on May 15, 2025
10.41†	Letter Agreement, dated April 10, 2025, by and among Adam Metz, Seritage Growth Properties, L.P. and Seritage Growth Properties	Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed on May 15, 2025.
10.42†	Employment Agreement by and among Adam Metz, Seritage Growth Properties, L.P. and Seritage Growth Properties, dated June 30, 2025	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 1, 2025
10.43	Purchase and Sale Agreement, dated September 2, 2025, by and among Seritage Growth Properties and Boulevard Step Ventures LLC	Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed on November 14, 2025
10.44†	Amendment No. 1, dated November 21, 2025, to the Amended and Restated Employment Offer Letter Addendum, among Seritage Growth Properties and Eric Dinenberg	Filed herewith.
19.1	Seritage Growth Properties Insider Trading Policy and Guidelines with Respect to Certain Transactions in Securities	Incorporated by reference to Exhibit 19.1 to our Annual Report on Form 10-K, filed on March 31, 2025.
21.1	List of subsidiaries	Incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K, filed on April 1, 2024.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
32.1	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350	Furnished herewith.
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350	Furnished herewith.
97.1	Seritage Growth Properties 2023 Clawback Policy	Incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K, filed on April 1, 2024.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	Filed herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith.

---

* Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SERITAGE GROWTH PROPERTIES

Dated: March 31, 2026

/s/ Adam Metz
By: Adam Metz
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 31, 2026

/s/ John Garilli
By: John Garilli
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam Metz Adam Metz	President and Chief Executive Officer (principal executive officer)	March 31, 2026
/s/ John Garilli John Garilli	Interim Chief Financial Officer (principal financial and accounting officer)	March 31, 2026
/s/ John T. McClain John T. McClain	Trustee	March 31, 2026
/s/ Mitchell Sabshon Mitchell Sabshon	Trustee	March 31, 2026
/s/ Talya Nevo-Hacohen Talya Nevo-Hacohen	Trustee	March 31, 2026
/s/ Allison Thrush Allison Thrush	Trustee	March 31, 2026
/s/ Mark Wilsmann Mark Wilsmann	Trustee	March 31, 2026

SERITAGE GROWTH PROPERTIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

Financial Statements

All other schedules are omitted since the required information is either not present in any amounts, is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and shareholders of Seritage Growth Properties

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seritage Growth Properties and subsidiaries (the "Company") as of December 31, 2025, and 2024, the related consolidated statements of operations, equity and cash flows, for the years ended December 31, 2025, and 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, the results of its operations and its cash flows for the years ended December 31, 2025, and 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Investments in Unconsolidated Entities – Indicators of Other-Than-Temporary Impairment – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company, on a periodic basis, assesses whether there are factors that may indicate that investments in unconsolidated entities may be other-than-temporarily impaired. Possible indicators of other-than-temporary impairment may include tenant financial instability, decrease in occupancy, significant adverse legal factors, including an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected for the construction of a long-lived asset, significant decreases in the market price of a long-lived asset or other adverse asset-specific and/or market conditions.

If an indicator is identified for an investment in an unconsolidated entity for which management then determines the estimated fair value is less than the carrying value, management will determine if such decline in value is other-than-temporary. We identified the Company's identification of indicators of other-than-temporary impairment analysis as a critical audit matter because of the significant assumptions in management's analysis of relevant indicators and the higher degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of investments in unconsolidated entities for possible indicators of other-than-temporary impairment included the following, among others:

- Searching for adverse asset-specific and/or market conditions.

- Developing an independent expectation of other-than-temporary impairment indicators and comparing such expectation to management's analysis.

- Inquiring of management outside of accounting to corroborate changes in the use of assets that may indicate the carrying value of the asset may be other than temporarily impaired.

- Inquiring of management outside of accounting regarding assets that have significant tenants experiencing financial instability and corroborating management's conclusions including obtaining an understanding of reasons for any capital calls made by the Company's unconsolidated entities and performing online searches for contradictory evidence.

- Inquiries of management regarding ongoing negotiations with or offers received from the Company's partners or third parties in the unconsolidated entities.

Investment in Real Estate –Impairment Indicators – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company evaluates real estate assets for impairment whenever there are changes in circumstances or indicators that the carrying amount of the asset may not be recoverable. These indicators may include declining property values, below average occupancy, shortened anticipated holding periods, and other adverse changes. An impairment exists when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

We identified the Company's identification of indicators of impairment analysis as a critical audit matter because of the significant assumptions in management's analysis of relevant indicators and the higher degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of management's indicators of investments in real estate included the following, among others:

- Developing an independent expectation of impairment indicators and comparing such expectation to management's analysis.

- Inquiring of management outside of accounting to obtain information regarding any delays in sales of assets under contract or changes in the use of assets that may indicate the carrying value of the asset may not be recoverable.

- Inquiring of management outside of accounting regarding assets that have significant tenants experiencing financial instability and corroborating management's conclusions by reviewing the Company's bad debt analysis and performing online searches for contradictory evidence.

- We utilized professionals with specialized skills and knowledge to assist in evaluating the reasonableness of the assumptions used by management of the indicators by obtaining and evaluating recent comparable sales to independently assess if declining property values require further impairment assessment.

/s/ Deloitte & Touche LLP

New York, New York
March 31, 2026

We have served as the Company's auditor since 2015.

SERITAGE GROWTH PROPERTIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share amounts)

		December 31, 2025		December 31, 2024
ASSETS				
Investment in real estate				
Land	$	25,406	$	65,009
Buildings and improvements		134,946		239,978
Accumulated depreciation		(14,908)		(39,940)
		145,444		265,047
Construction in progress		629		93,587
Net investment in real estate		146,073		358,634
Real estate held for sale		8,692		—
Investment in unconsolidated entities		156,242		189,699
Cash and cash equivalents		48,088		85,206
Restricted cash		14,197		12,503
Tenant and other receivables, net		3,665		7,894
Lease intangible assets, net		171		1,047
Prepaid expenses, deferred expenses and other assets, net		16,651		22,791
Total assets [1]	$	393,779	$	677,774
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Term loan facility, net	$	47,677	$	240,000
Accounts payable, accrued expenses and other liabilities		13,302		31,971
Total liabilities [1]		60,979		271,971
Commitments and Contingencies (Note 9)				
Shareholders' Equity				
Class A common shares $0.01 par value; 100,000,000 shares authorized; 56,324,607 and 56,274,466 shares issued and outstanding as of December 31, 2025 and 2024, respectively		562		562
Series A preferred shares $0.01 par value; 10,000,000 shares authorized; 2,800,000 shares issued and outstanding as of December 31, 2025 and 2024; liquidation preference of $70,000		28		28
Additional paid-in capital		1,362,719		1,362,644
Accumulated deficit		(1,031,893)		(958,778)
Total shareholders' equity		331,416		404,456
Non-controlling interests		1,384		1,347
Total equity		332,800		405,803
Total liabilities and equity	$	393,779	$	677,774

[1] The Company's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets, as of December 31, 2025, include the following amounts related to our consolidated VIEs: $8.7 million included in real estate held for sale, $9.9 thousand of cash, $9.5 thousand of tenant and other receivables and $74.5 thousand of accounts payable, accrued expenses and other liabilities. The Company's consolidated balance sheets as of December 31, 2024, include the following amounts related to our consolidated VIEs: $3.3 million of land, $2.8 million of building and improvements, $(0.9) million of accumulated depreciation and $3.2 million of other assets included in other line items.

The accompanying notes are an integral part of these consolidated financial statements.

SERITAGE GROWTH PROPERTIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

		Year Ended December 31,		
		2025		**2024**
REVENUE				
Rental income	$	17,597	$	17,055
Management and other fee income		607		567
Total revenue		18,204		17,622
EXPENSES				
Property operating		13,984		16,339
Abandoned project costs		-		5,732
Real estate taxes		2,455		3,935
Depreciation and amortization		6,282		13,118
General and administrative		31,949		30,021
Total expenses		54,670		69,145
Gain on sale of real estate, net		20,342		10,678
(Loss) gain on sale of interests in unconsolidated entities		(1,417)		2,042
Impairment of real estate assets		(18,800)		(87,536)
Equity in loss of unconsolidated entities		(13,169)		(3,154)
Interest and other income (expense), net		1,568		2,513
Interest expense		(20,273)		(24,972)
Loss before income taxes		(68,215)		(151,952)
Provision for income taxes		-		(1,584)
Net loss		(68,215)		(153,536)
Preferred dividends		(4,900)		(4,900)
Net loss attributable to Seritage common shareholders	$	(73,115)	$	(158,436)
Net loss per share attributable to Seritage Class A common shareholders - Basic	$	(1.30)	$	(2.82)
Net loss per share attributable to Seritage Class A common shareholders - Diluted	$	(1.30)	$	(2.82)
Weighted average Class A common shares outstanding - Basic		56,314		56,255
Weighted average Class A common shares outstanding - Diluted		56,314		56,255

The accompanying notes are an integral part of these consolidated financial statements.

SERITAGE GROWTH PROPERTIES
CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in thousands, except per share amounts)

	Class A Common		Series A Preferred		Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2024	56,195	$ 562	2,800	$ 28	$ 1,361,742	$ (800,342)	$ 1,174	$ 563,164
Net loss	—	—	—	—	—	(153,536)	—	(153,536)
Preferred dividends declared ($1.75 per share)	—	—	—	—	—	(4,900)	—	(4,900)
Vesting of restricted share units	79	—	—	—	(586)	—	—	(586)
Share-based compensation	—	—	—	—	1,488	—	—	1,488
Contributions to consolidated VIEs	—	—	—	—	—	—	173	173
Balance at December 31, 2024	56,274	$ 562	2,800	$ 28	$ 1,362,644	$ (958,778)	$ 1,347	$ 405,803

	Class A Common		Series A Preferred		Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2025	56,274	$ 562	2,800	$ 28	$ 1,362,644	$ (958,778)	$ 1,347	$ 405,803
Net loss	—	—	—	—	—	(68,215)	—	(68,215)
Preferred dividends declared ($1.75 per share)	—	—	—	—	—	(4,900)	—	(4,900)
Vesting of restricted share units	88	—	—	—	—	—	—	—
Restricted stock withholdings	(38)	—	—	—	(126)	—	—	(126)
Share-based compensation	—	—	—	—	201	—	—	201
Contributions to consolidated VIEs	—	—	—	—	—	—	37	37
Balance at December 31, 2025	56,324	$ 562	2,800	$ 28	$ 1,362,719	$ (1,031,893)	$ 1,384	$ 332,800

The accompanying notes are an integral part of these consolidated financial statements.

SERITAGE GROWTH PROPERTIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

| | Year Ended December 31, | |
	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (68,215)	$ (153,536)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity in loss of unconsolidated entities	13,169	3,154
Loss (gain) on sale of interest in unconsolidated entities	1,417	(2,042)
Distributions from unconsolidated entities	4,149	6,998
Gain on sale of real estate, net	(20,342)	(10,678)
Impairment of real estate assets	18,800	87,536
Share-based compensation	201	1,488
Depreciation and amortization	6,282	13,118
Amortization of deferred financing costs	1,677	—
Amortization of above and below market leases, net	153	189
Straight-line rent adjustment	(265)	917
Abandoned project costs	—	5,732
Non-cash lease expense	1,022	619
Change in operating assets and liabilities		
Tenants and other receivables	1,627	5,112
Prepaid expenses, deferred expenses and other assets	(715)	911
Accounts payable, accrued expenses and other liabilities	6,137	(13,066)
Net cash used in operating activities	(34,903)	(53,548)
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in unconsolidated entities	(492)	(9,255)
Distributions from unconsolidated entities	7,122	7,952
Net proceeds from sale of interests in unconsolidated entities	8,092	—
Net proceeds from sale of real estate	210,068	155,687
Development of real estate	(26,322)	(27,514)
Net cash provided by investing activities	198,468	126,870
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of term loan	(190,000)	(120,000)
Payment of deferred financing costs	(4,000)	—
Purchase of shares related to stock grant recipients' tax withholdings	(126)	(586)
Preferred dividends paid	(4,900)	(4,900)
Contributions from non-controlling member of consolidated variable interest entities	37	173
Net cash used in financing activities	(198,989)	(125,313)
Net decrease in cash and cash equivalents, and restricted cash	(35,424)	(51,991)
Cash and cash equivalents, and restricted cash, beginning of period	97,709	149,700
Cash and cash equivalents, and restricted cash, end of period	$ 62,285	$ 97,709

SERITAGE GROWTH PROPERTIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,	
	2025	2024
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH		
Cash and cash equivalents at beginning of period	$ 85,206	$ 134,001
Restricted cash at beginning of period	12,503	15,699
Cash and cash equivalents and restricted cash at beginning of period	$ 97,709	$ 149,700
Cash and cash equivalents at end of period	$ 48,088	$ 85,206
Restricted cash at end of period	14,197	12,503
Cash and cash equivalents and restricted cash at end of period	$ 62,285	$ 97,709

	Year Ended December 31,	
	2025	2024
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments for interest	$ 19,199	$ 25,355
Income taxes paid	$ -	$ 1,570
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Accounts payable related to development of real estate	$ 232	$ 17,172
Preferred dividends declared and unpaid	1,225	1,225

The accompanying notes are an integral part of these consolidated financial statements.

SERITAGE GROWTH PROPERTIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization

Seritage Growth Properties ("Seritage") (NYSE: SRG), was formed as a Maryland real estate investment trust on June 3, 2015, operated as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code (the "Code") from formation through December 31, 2021. On March 31, 2022, Seritage revoked its REIT election and became a taxable C Corporation effective January 1, 2022. Seritage's assets are held by and its operations are primarily conducted, directly or indirectly, through Seritage Growth Properties, L.P., a Delaware limited partnership (the "Operating Partnership"). Under the partnership agreement of the Operating Partnership, Seritage, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership. Unless otherwise expressly stated or the context otherwise requires, the "Company" and "Seritage" refer to Seritage, the Operating Partnership and its owned and controlled subsidiaries.

Prior to the adoption of the Company's Plan of Sale (defined below), Seritage was principally engaged in the ownership, development, redevelopment, management, sale and leasing of diversified retail and mixed-use properties throughout the United States. As of December 31, 2025, the Company's portfolio consisted of interests in 10 properties comprised of approximately 0.8 million square feet of gross leasable area ("GLA") or build-to-suit leased area and 156 acres of land. The portfolio encompasses five consolidated properties consisting of approximately 0.3 million square feet of GLA and 71 acres (such properties, the "Consolidated Properties") and five unconsolidated entities consisting of approximately 0.5 million square feet of GLA and 85 acres (such properties, the "Unconsolidated Properties").

The Company commenced operations on July 7, 2015 following a rights offering to the shareholders of Sears Holdings Corporation ("Sears Holdings" or "Sears") to purchase common shares of Seritage in order to fund, in part, the $2.7 billion acquisition of certain of Sears Holdings' owned properties and its 50% interests in three joint ventures which were simultaneously leased back to Sears Holdings under a master lease agreement (the "Original Master Lease" and the "Original JV Master Leases", respectively).

On March 1, 2022, the Company announced that its Board of Trustees had commenced a process to review a broad range of strategic alternatives. The Board of Trustees created a Special Committee (the "Special Committee") of the Company's Board of Trustees to oversee the process. The Special Committee retained Barclays Capital, Inc ("Barclays") as its financial advisor. The agreement with Barclays expired in August 2023. The Company's strategic review process remains ongoing as the Company executes sales pursuant to the Plan of Sale, and the Company remains open minded to pursuing value maximizing alternatives, including a potential sale of the Company. There can be no assurance that the review process will result in any transaction or that the Company will be successful in fully executing the Plan of Sale. The Board of Trustees is currently overseeing the Plan of Sale.

On March 31, 2022, the Company announced that its Board of Trustees, with the recommendation of the Special Committee, approved a plan to terminate the Company's REIT status and become a taxable C Corporation, effective for the year ended December 31, 2022. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to its shareholders, which provides the Company with greater flexibility to use its free cash flow. Effective January 1, 2022, the Company is subject to federal and state income taxes on its taxable income at applicable tax rates and is no longer entitled to a tax deduction for dividends paid. The Company operated as a REIT since inception and through the 2021 tax year, and existing REIT requirements and limitations, including those established by the Company's organizational documents, remained in place until December 31, 2021.

As a result of the Company's change in corporate structure to a taxable C Corporation effective January 1, 2022, the Company incurred a one-time, non-cash deferred tax benefit of approximately $161.3 million during the quarter ended March 31, 2022. The Company also recorded a full valuation allowance against the deferred tax asset pursuant to ASC 740, *Income Taxes*, as discussed in more detail below.

The Company sought a shareholder vote to approve a proposed plan of sale of the Company's assets and dissolution (the "Plan of Sale") that would allow the Board of Trustees to sell all of the Company's assets, distribute the net proceeds to shareholders and dissolve the Company. The Plan of Sale is expected to increase the universe of potential buyers by allowing Seritage and potential buyers to enter into and complete value maximizing transactions without subjecting any such transaction to the delay and conditionality associated with having to seek and obtain shareholder approval. On July 6, 2022, Edward Lampert, the Company's former Chairman, entered into a Voting and Support Agreement under which he exchanged his equity interest in the Operating Partnership for Class A common shares and agreed to vote his shares in favor of the Plan of Sale. As of December 31, 2025, Mr.

Lampert owns approximately 23.8% of the Company's outstanding Class A common shares, and Seritage, including its consolidated subsidiaries, is the sole owner of all outstanding Operating Partnership interests.

The affirmative vote of at least two-thirds of all outstanding common shares of the Company was required to approve the Plan of Sale. The 2022 Annual Meeting of Shareholders occurred on October 24, 2022, following the Company's filing of a final proxy statement with the SEC on September 14, 2022. During the meeting, the Plan of Sale was approved by the shareholders. The strategic review process remains ongoing as the Company executes the Plan of Sale, and the Company remains open minded to pursuing value maximizing alternatives, including a potential sale of the Company. There can be no assurance that the review process will result in any transaction or that the Company will be successful in fully executing on the Plan of Sale. See "Item 1A. Risk Factors—Risks Related to Our Business and Operations—There can be no assurance that we will be able to complete any transaction or any strategic change on terms satisfactory to the Board of Trustees." The Board of Trustees is currently overseeing the Plan of Sale.

Liquidity

The Company's primary uses of cash include the payment of property operating and other expenses, including general and administrative expenses and debt service (collectively, "Obligations"), and certain development expenditures. Property rental income, which is the Company's primary source of operating cash flow, did not fully fund Obligations during the year ended December 31, 2025 and the Company recorded net operating cash outflows of $34.9 million. Additionally, the Company generated net investing cash inflows of $198.5 million during the year ended December 31, 2025, which were driven by asset sales and partially offset by development expenditures and investments in unconsolidated entities.

Obligations are projected to continue to exceed property rental income and the Company expects to fund such costs with a combination of capital sources including, but not limited to, cash on hand, sales of Consolidated Properties, sales of Unconsolidated Properties and potential financing transactions. During the year ended December 31, 2025, the Company sold five Consolidated Properties and an interest in one unconsolidated entity comprised of two properties for gross proceeds of $230.7 million and made aggregate principal prepayments of $190.0 million, reducing the outstanding Term Loan Facility principal balance to $50.0 million as of December 31, 2025. The maturity date for the Term Loan Facility is July 31, 2026.

Going Concern

In accordance with ASC 205-40, *Presentation of Financial Statements - Going Concern*, for each annual and interim reporting period, management evaluates whether there are conditions and events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. As part of this evaluation, the Company takes into consideration all Obligations and certain development expenditures due within the subsequent 12 months, as well as cash on hand and expected cash receipts. The Company currently anticipates that it will continue to use sales of Consolidated and Unconsolidated Properties as the primary source of capital to fund its Obligations, including the principal payments on the Term Loan Facility, while at the same time pursuing alternative financing arrangements.

Subsequent to the year ended December 31, 2025, the Company sold an interest in an unconsolidated property and received a distribution of $5.7 million. As of March 31, 2026 there is one Consolidated Property under contract to sell for aggregate gross proceeds of $11.0 million. The anticipated proceeds from the sales of assets under contract with closings that are deemed probable and existing cash on hand will not allow the Company to fund its Obligations because the Term Loan Facility, which matures on July 31, 2026, is presently a current Obligation. This uncertainty raises substantial doubt about the Company's ability to continue as a going concern. The Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates it will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company, the Operating Partnership, each of their consolidated properties, and all other entities in which they have a controlling financial interest. For entities that meet the definition of a variable interest entity ("VIE"), the Company consolidates such entities when the Company is the primary beneficiary of the entity. The Company is determined to be the primary beneficiary when it possesses both the unilateral power to direct activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company continually evaluates whether it qualifies as the primary beneficiary and reconsiders its determination of whether an entity is a VIE upon reconsideration events. As of December 31, 2025, the Company consolidates one VIE in which we are considered the primary beneficiary, as the Company has the power to direct the activities of the entity, specifically surrounding the development plan. As of December 31, 2025 and 2024, the Company has investments in several unconsolidated VIEs and does not consolidate these entities because the Company is not the primary beneficiary. All intercompany accounts and transactions have been eliminated.

To the extent such variable interests are in entities that are not evaluated under the VIE model, the Company evaluates its interests using the voting interest entity model.

As of December 31, 2025, the Company, and its wholly owned subsidiaries, holds a 100% interest in the Operating Partnership and is the sole general partner which gives the Company exclusive and complete responsibility for the day-to-day management, authority to make decisions, and control of the Operating Partnership.

Certain reclassifications have been made to previously reported amounts to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions and estimates relate to real estate impairment assessments, and assessing the recoverability of accounts receivable. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from these estimates.

Segment Reporting

Given the continued decline in size of the portfolio and the continued progression of the Plan of Sale, the Company has concluded that they have one operating segment and one reportable segment as the Company is assessing performance and making operating decisions on an aggregated single segment basis. The Company currently operates in a single reportable segment which includes the ownership, development, redevelopment, management, sale and leasing of real estate properties. The Company's chief operating decision maker ("CODM"), Adam Metz (the principal executive officer), assesses and measures the operating and financial results on an aggregated basis and does not allocate resources or make resource decisions based on individual properties operating results, geographies, sizes, or types. All revenue has been generated and all tangible assets are held in the United States.

Real Estate

Real estate assets are recorded at cost, less accumulated depreciation and amortization.

Expenditures for ordinary repairs and maintenance will be expensed as incurred. Significant renovations which improve the property or extend the useful life of the assets are capitalized. To the extent any real estate is undergoing redevelopment activities, all amounts directly associated with and attributable to the project, including planning, development and construction costs, interest costs, personnel costs of employees directly involved, and other miscellaneous costs incurred during the period of redevelopment, are capitalized and classified as construction in progress. The capitalization period begins when redevelopment activities are underway and ends when the project is substantially complete. Capitalized costs remain in construction in progress until such time as the project is completed and placed in service, the project is abandoned, the asset is classified as held for sale or the asset is sold.

Depreciation of real estate assets, excluding land, is recognized on a straight-line basis over their estimated useful lives which generally range between:

Buildings:	25 – 40 years
Building and land improvements:	0 – 15 years
Tenant improvements:	shorter of the estimated useful life or non-cancelable term of lease

The Company amortizes identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired, generally the remaining non-cancelable term of a related lease.

The Company, on a periodic basis, assesses whether there are indicators that the value of the real estate assets may be impaired. If an indicator is identified, management will estimate the real estate asset recoverability based on projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated holding period and capitalization rates, to determine if the undiscounted cash flows are less than a real estate asset's carrying value. In estimating the fair value of an asset, various factors are considered, including expected future operating income, trends and leasing prospects, including the effects of demand, competition, and other economic factors, such as discount rates and market comparables. If the carrying value of an asset exceeds the undiscounted cash flows, an analysis is performed to determine the estimated fair value of the real estate asset. Changes in any estimates and/or assumptions, including the anticipated holding period, could have a material impact on the projected cash flows. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its estimated fair value. The Company recognized impairment losses of $18.8 million and $87.5 million during the years ended December 31, 2025 and 2024, respectively.

Real Estate Dispositions

When the Company disposes of all or a portion of a real estate asset, it recognizes a gain or loss on sale of real estate as the difference between the carrying value and consideration received. Consideration consists of cash proceeds received and in certain circumstances, non-cash consideration when a property is contributed to an investment in unconsolidated entity. Gains and losses from the disposition of real estate are recorded as gain (loss) on sale of real estate on the Company's consolidated statements of operations. Refer to Note 4 for more information on the Company's unconsolidated entity transactions.

The following table summarizes the Company's gain on sale of real estate, net during the years ended December 31, 2025 and 2024 (in millions):

	Year Ended December 31,	
	2025	2024
Dispositions to third parties		
Cash proceeds	$ 222.6	$ 163.5
Gain on sale of real estate, net	20.3	10.7

Real Estate Held for Sale

When a real estate asset is identified by management as held for sale, the Company ceases depreciation of the asset and estimates its fair value, net of estimated costs to sell. If the estimated fair value, net of estimated costs to sell, of an asset is less than its net carrying value, an adjustment is recorded to reflect the estimated fair value. Properties classified as real estate held for sale generally represent properties that are under contract for sale and are expected to close within a year.

In evaluating whether a property meets the held for sale criteria, the Company makes a determination as to the point in time that it is probable that a sale will be consummated. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period or at all.

As of December 31, 2025, one property was classified as held for sale with assets of $8.7 million and no liabilities. As of December 31, 2024, no properties were classified as held for sale.

Investments in Unconsolidated Entities

The Company accounts for its investments in Unconsolidated Entities using the equity method of accounting as the Company exercises significant influence but does not have a controlling financial interest. These investments are initially recorded at cost and are subsequently adjusted for cash contributions, cash distributions, and earnings and losses which are recognized in accordance with the terms of the applicable agreement.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions which include macroeconomic conditions, that the value of the Company's investments in unconsolidated entities may be impaired. An investment's value is impaired if management's estimate of the fair value of the Company's investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

The Company recorded $8.5 million in other-than-temporary impairment loss in investments of unconsolidated entities for the year ended December 31, 2025. The Company did not record any other-than-temporary impairment loss in investments in unconsolidated entities for the year ended December 31, 2024.

Restricted Cash

As of December 31, 2025 and 2024, restricted cash represents cash collateral for letters of credit and cash held in escrow.

Rental Revenue Recognition and Tenant Receivables

Rental income is comprised of base rent and reimbursements of property operating expenses. The Company commences rental revenue recognition when the lessee takes control of the physical use of the leased asset based on an evaluation of several factors. Base rent is recognized on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable base rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as straight-line rent receivable and included as a component of tenant and other receivables on the consolidated balance sheets. Reimbursement of property operating expenses arises from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred.

The Company periodically reviews its receivables for collectability, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates, and economic conditions in the area where the property is located. Tenant receivables, including receivables arising from the straight-lining of rents, are written-off directly when management deems that the collectability of substantially all future lease payments from a specified lease is not probable of collection, at which point, the Company will begin recognizing revenue on a cash basis, based on actual amounts received. Any receivables that are deemed to be uncollectible are recognized as a reduction to rental income in the Company's consolidated statements of operations. If future circumstances change such that the Company believes that it is reasonably certain that the Company will collect all rental income remaining on such leases, the Company will resume accruing rental income and recognize a cumulative catch up for previously written-off receivables. The Company recognized rental income on a cash basis for certain tenants starting in the third quarter of 2024. At December 31, 2025, due to the sale of the Aventura, FL property, there were no longer any tenants for which rental income was recognized on a cash basis.

In leasing tenant space, the Company may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, the Company will determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership of such improvements. If the Company is considered the owner of the improvements for accounting purposes, the Company will capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the improvements or the related lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements for accounting purposes, the allowance is considered a lease incentive and is recognized over the lease term as a reduction of rental revenue on a straight-line basis.

Tenant and Other Receivables

Tenant and other receivables includes unpaid amounts billed to tenants, accrued revenues for future billings to tenants for property expenses, and amounts arising from the straight-lining of rent, as discussed above. Tenant and other receivables also includes management fees receivable for services performed for the benefit of certain unconsolidated entities. In the event that the collectability of a management fee receivable is in doubt, a provision for uncollectible amounts will be established or a direct write-off of the specific receivable will be made.

Management and Other Fee Income

Management and other fee income represents property management, construction, leasing and development fees for services performed for the benefit of certain unconsolidated entities.

Property management fee income is reported at 100% of the revenue earned from such Unconsolidated Properties in management and other fee income on the consolidated statements of operations. The Company's share of management expenses incurred by the unconsolidated entities is reported in equity in loss of unconsolidated entities on the consolidated statements of operations and in other expenses in the combined financial data in Note 4.

Leasing and development fees are initially reported at the portion of revenue earned attributable to outside ownership of the related unconsolidated entities. The Company's share in leasing and development fee income is recognized over the useful life of the associated development project, in the case of development fees, or lease term, in the case of leasing fees, as the associated asset is depreciated over the same term and included in equity in loss of unconsolidated entities on the consolidated statements of operations and in other expenses in the combined financial data in Note 4.

Management determined that property and asset management and construction and development management services each represent a series of stand-ready performance obligations satisfied over time with each day of service being a distinct performance obligation.

For property and asset management services, the Company is typically compensated for its services through a monthly management fee earned based on a specified percentage of monthly rental income or rental receipts generated from the property under management. For construction and development services, the Company is typically compensated for planning, administering and monitoring the design and construction of projects within our unconsolidated entities based on a percentage of project costs or a fixed fee. Revenues from such management contracts are recognized over the life of the applicable contract.

Conversely, leasing services are considered to be performance obligations, satisfied as of a point in time. The Company's leasing fee is typically paid upon the occurrence of certain contractual event(s) that may be contingent and the pattern of revenue recognition may differ from the timing of payment. For these services, the obligations are typically satisfied at lease execution and tenant opening date, and revenue is recognized in accordance with the related agreement at the point in time when the obligation has been satisfied.

Share-Based Compensation

The Company generally recognizes equity awards to employees as compensation expense and includes such expense within general and administrative expenses in the consolidated statements of operations. Compensation expense for equity awards is based on the grant date fair value of the awards. Compensation expense is recognized ratably over the vesting period for awards with time-based vesting and awards with market-based vesting conditions (e.g., total shareholder return). For awards with performance-based vesting determined by Company operating criteria, the Company recognizes compensation expense at the date the achievement of performance criteria is deemed probable for the amount which would have been recognized ratably from the date of the grant through the date the achievement of performance criteria is deemed probable, and then ratably from the date the achievement of performance criteria is deemed probable through the remainder of the vesting period. The Company utilized a third-party valuation firm to measure the grant date fair value of restricted stock unit awards with market-based criteria using the Monte Carlo model. All market-based awards expired on March 15, 2024. All time-based awards expired on March 15, 2025. Forfeitures were recorded on an actual basis.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of operators, tenants, or obligors related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. As of December 31, 2025, the Company has two tenants that comprise 43.5% and 32.1%, respectively, of annualized base rent, with no other tenants exceeding 10.0% of annualized base rent. The Company's portfolio of five Consolidated Properties and five Unconsolidated Properties was diversified by location across six states. For the year ended December 31, 2025, of the five consolidated properties, approximately 47.2% and 41.9% of our total rental income was concentrated in Florida and Pennsylvania, respectively. During the year ended December 31, 2025, all properties that generated rental income in Florida were sold.

Earnings (Loss) per Share

The Company has three classes of common stock. The rights, including the liquidation and dividend rights, of the holders of the Company's Class A common shares and Class C non-voting common shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. The net earnings (loss) per share amounts are the same for Class A and Class C common shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. Since August 29, 2018, all outstanding Class C common shares had been exchanged for Class A common shares and there are currently no Class C common shares outstanding.

Class B non-economic common shares are excluded from earnings per share computations as they do not have economic rights. As of December 31, 2020, all outstanding Class B common shares had been surrendered and there are currently no Class B common shares outstanding.

All outstanding non-vested shares that contain non-forfeitable rights to dividends are considered participating securities and are included in computing earnings per share pursuant to the two-class method which specifies that all outstanding non-vested share-based payment awards that contain non-forfeitable rights to distributions are considered participating securities and should be included in the computation of earnings per share.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09") that requires public companies to annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The Company adopted ASU 2023-09 for the year ended December 31, 2025. See Note 7 for further information.

In January 2025, the FASB issued ASU 2025-01, "Clarifying the Effective Date" as an update to ASU 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires enhanced disclosures regarding income statement expenses, including disaggregation of significant categories such as depreciation and amortization of real estate assets, property operating expenses and employee compensation, within relevant expense captions presented in the income statement. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 31, 2027. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow Scope Improvements" ("ASU 2025-11"), which amends the guidance in ASC 270, Interim Reporting. The update enhances interim disclosure requirements by clarifying the information that must presented in quarterly periods, including improved transparency regarding significant events, accounting policy updates and material developments that occur between annual reporting dates. ASU 2025-11 also aligns certain interim reporting requirements more closely with annual disclosure objectives to promote consistency and comparability. The amendments are effective for interim periods beginning after December 15, 2027. The Company is currently evaluating the impact on its financial statement disclosures.

Note 3 – Lease Intangible Assets and Liabilities

The following tables summarize the Company's lease intangible assets (acquired in-place leases and above-market leases) and liabilities (acquired below-market leases, which is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets), net of accumulated amortization, as of December 31, 2025 and 2024 (in thousands):

December 31, 2025

Lease Intangible Assets	Gross Asset	Accumulated Amortization	Balance
In-place leases, net	$ 294	$ (123)	$ 171
Total	$ 294	$ (123)	$ 171

Lease Intangible Liabilities	Gross Liability	Accumulated Amortization	Balance
Below-market leases, net	$ (1,168)	$ 489	$ (679)
Total	$ (1,168)	$ 489	$ (679)

December 31, 2024

Lease Intangible Assets	Gross Asset	Accumulated Amortization	Balance
In-place leases, net	$ 2,858	$ (1,838)	$ 1,020
Above-market leases, net	534	(507)	27
Total	$ 3,392	$ (2,345)	$ 1,047

Lease Intangible Liabilities	Gross Liability	Accumulated Amortization	Balance
Below-market leases, net	$ (1,865)	$ 785	$ (1,080)
Total	$ (1,865)	$ 785	$ (1,080)

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in additional rental income of $49.9 thousand and $14.3 thousand for the years ended December 31, 2025 and 2024 , respectively. Amortization of an acquired below-market ground lease resulted in additional property expense of $0.2 million for the years ended December 31, 2025 and 2024, respectively. Amortization of acquired in-place leases resulted in additional depreciation and amortization expense of $0.1 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively. Future amortization of these lease intangibles is set forth below (in thousands):

	Below market leases, net		Below market ground lease		In-place leases
2026	$	47	$	203	$	12
2027		47		203		12
2028		46		203		12
2029		46		203		12
2030		47		203		12
Thereafter		446		8,621		111

Note 4 – Investments in Unconsolidated Entities

The Company conducts a portion of its property rental activities through investments in unconsolidated entities. The Company's partners in these unconsolidated entities are unrelated real estate entities or commercial enterprises. The Company and its partners in these unconsolidated entities make initial and/or ongoing capital contributions to these unconsolidated entities. The obligations to make capital contributions are governed by each unconsolidated entity's respective operating agreement and related governing documents.

During the year ended December 31, 2025, the Company sold its remaining interest in the SPS Portfolio Holdings II LLC joint venture to an affiliate of its joint venture partner and recognized a loss of $1.4 million on the sale. As of December 31, 2025, the Company has investments in five unconsolidated entities as follows:

Unconsolidated Entities	Entity Partner(s)	Seritage % Ownership	# of Properties	Total GLA
GS Portfolio Holdings (2017) LLC ("GGP II JV")	Brookfield Properties Retail (formerly GGP Inc.)	50.0%	1	93,500
Mark 302 JV LLC ("Mark 302 JV")	An investment fund managed by Invesco Real Estate	50.0%	1	51,500
SI UTC LLC ("UTC JV")	A separate account advised by Invesco Real Estate	50.0%	1	106,200
Tech Ridge JV Holding LLC ("Tech Ridge JV")	An affiliate of RD Management	50.0%	1	—
Landmark Land Holdings, LLC ("Landmark JV")	The Howard Hughes Corporation and Foulger-Pratt	31.3%	1	—
			5	251,200

In certain circumstances, when the Company has contributed properties to unconsolidated entities in exchange for equity interests in those unconsolidated entities, the transaction price attributed to the property at the closing (the "Contribution Value") is subject to revaluation as defined in the respective unconsolidated entity agreements, which may result in an adjustment to the gain or loss recognized. If the Contribution Value is subject to revaluation, the Company initially recognizes the gain or loss at the value that is the expected amount within the range of possible outcomes and will re-evaluate the expected amount on a quarterly basis through the final determination date.

Upon revaluation, the primary inputs in determining the Contribution Value will be updated for actual results and may result in a cash settlement or capital account adjustment between the unconsolidated entity partners, as well as an adjustment to the initial gain or loss.

Each reporting period, the Company re-analyzes the primary inputs that determine the Contribution Value and the gain or loss for those unconsolidated entities subject to a revaluation. As of December 31, 2025, the Company has one remaining instance where the Contribution Value is subject to a revaluation under certain conditions. The Company did not recognize any gains or loss on revaluation during the years ended December 31, 2025 and 2024.

Summarized Financial Information for Unconsolidated Entities

The following tables present summarized financial data for UTC JV (in thousands):

		December 31, 2025		December 31, 2024
ASSETS				
Investment in real estate				
Land	$	27,992	$	27,992
Buildings and improvements		149,373		149,628
Accumulated depreciation		(17,324)		(11,943)
		160,041		165,677
Construction in progress		3,521		3,013
Net investment in real estate		163,562		168,690
Cash and cash equivalents		1,642		2,839
Tenant and other receivables, net		11,780		11,408
Other assets, net		10,236		11,131
Total assets	$	187,220	$	194,068
LIABILITIES AND MEMBERS' INTERESTS				
Accounts payable, accrued expenses and other liabilities		6,026		6,335
Total liabilities		6,026		6,335
Members' Interest				
Total members' interest		181,194		187,733
Total liabilities and members' interest	$	187,220	$	194,068
Carrying value of Company's investments in equity investments	$	95,475	$	98,587

		Year Ended December 31,		
		2025		2024
Total revenue	$	18,308	$	17,712
Property operating expenses		(3,422)		(3,450)
Depreciation and amortization		(6,461)		(6,252)
Operating income		8,425		8,010
Other income (expenses)		(485)		(875)
Net income	$	7,940	$	7,135
Equity in income of unconsolidated entities (1)	$	4,149	$	3,716

(1) Equity in income (loss) of unconsolidated entities on the consolidated statements of operations includes basis difference adjustments.

The following tables present combined financial data for all of the Company's Unconsolidated Entities, excluding UTC JV (in thousands):

		December 31, 2025		December 31, 2024
ASSETS				
Investment in real estate				
Land	$	60,931	$	88,153
Buildings and improvements		30,991		74,644
Accumulated depreciation		(10,466)		(30,854)
		81,456		131,943
Construction in progress		70,207		64,212
Net investment in real estate		151,663		196,155
Cash and cash equivalents		7,817		18,164
Tenant and other receivables, net		345		35
Other assets, net		15,625		17,921
Total assets	$	175,450	$	232,275
LIABILITIES AND MEMBERS' INTERESTS				
Liabilities				
Accounts payable, accrued expenses and other liabilities		12,076		12,194
Total liabilities		12,076		12,194
Members' Interest				
Total members' interest		163,374		220,081
Total liabilities and members' interest	$	175,450	$	232,275
Carrying value of Company's investments in equity investments	$	60,767	$	91,112

		Year Ended December 31,		
		2025		2024
Total revenue	$	2,634	$	1,454
Property operating expenses		(3,598)		(5,087)
Depreciation and amortization		(2,467)		(4,215)
Operating loss		(3,431)		(7,848)
Other income (expenses)		199		(187)
Gains (losses) and (impairments)		(31,200)		(13,537)
Net loss	$	(34,432)	$	(21,572)
Equity in loss of unconsolidated entities (1)	$	(17,318)	$	(6,870)

(1) Equity in loss of unconsolidated entities on the consolidated statements of operations includes basis difference adjustments.

The Company shares in the profits and losses of these unconsolidated entities generally in accordance with the Company's respective equity interests. In some instances, the Company may recognize profits and losses related to investment in an unconsolidated entity that differ from the Company's equity interest in the unconsolidated entity. This may arise from impairments that the Company recognizes related to its investment that differ from the impairments the unconsolidated entity recognizes with respect to its assets, differences between the Company's basis in assets it has transferred to the unconsolidated entity and the unconsolidated entity's basis in those assets or other items. The Company utilizes appraisals and third-party prepared fair value estimates as well as negotiated offers to sell the investments for the impairment analysis. The Company recorded $8.5 million in other-than-temporary impairment losses in investments in unconsolidated entities for the year ended December 31, 2025. The Company did not record any other-than-temporary impairment losses for the year ended December 31, 2024.

During the year ended December 31, 2025, the Company sold its interest in one unconsolidated property and recognized a loss of $1.4 million on the sale. During the year ended December 31, 2024, the Company sold its interest in one unconsolidated property and recognized a gain of $2.0 million on the sale. These amounts are included in (loss) gain on sale of interest in unconsolidated entities on the consolidated statements of operations. During the year ended December 31, 2024, one underlying property was sold for a loss of $5.3 million. The Company's 50% share of this loss is included in equity loss of unconsolidated entities on the consolidated statements of operations.

As of December 31, 2025, the Company has put rights for one asset in one of its unconsolidated entities, however, since this property is vacant, the 50% occupancy threshold to exercise this put right has not been met. As of December 31, 2024, the Company had put rights for three assets in two of its unconsolidated entities, however since these properties were vacant, the 50% occupancy threshold to exercise these put rights had not been met.

Underlying assets at the unconsolidated entity level are assessed for impairment pursuant to ASC 360, Property Plant, and Equipment. Impairments of $31.2 million and $8.3 million were recorded for the years ended December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the Company's 50% share of the impairment charge, adjusted to reflect the impact of basis differences, is $7.1 million and $0.1 million, respectively and is included in equity in loss of unconsolidated entities on the consolidated statements of operations.

Unconsolidated Entity Management and Related Fees

The Company acts as the operating partner and day-to-day manager for the Mark 302 JV, the UTC JV, and Tech Ridge JV. The Company is entitled to receive certain fees for providing management, leasing, and construction supervision services to certain of its unconsolidated entities. Refer to Note 2 for the Company's accounting policies. The Company earned $0.6 million from these services for the years ended December 31, 2025 and 2024, respectively.

Note 5 – Leases

Lessor Disclosures

Future minimum rental receipts, excluding variable payments, and tenant reimbursements of expenses, and rents related to tenants in default, under non-cancelable operating leases executed as of December 31, 2025 is approximately as follows (in thousands):

	December 31, 2025
2026	$ 5,106
2027	4,968
2028	2,213
2029	432
2030	431
Thereafter	1,414
Total	$ 14,564

The components of lease revenues for the years ended December 31, 2025, and 2024 were as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Fixed rental income	$ 11,888	$ 14,493
Variable rental income	5,395	3,464
Total rental income	$ 17,283	$ 17,957

Lessee Disclosures

As of December 31, 2025, the Company has one ground lease which is classified as an operating lease. As of December 31, 2024, the Company had one ground lease and one corporate office lease which were classified as operating leases. As of December 31, 2025 and 2024, the outstanding amount of right of use ("ROU") assets were $10.2 million and $11.5 million, respectively, which is included in prepaid expenses, deferred expenses and other assets, net on the consolidated balance sheets. As of December 31, 2025 and 2024, the outstanding lease liabilities were $0.6 million and $1.2 million, respectively, which is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

The Company recorded rent expense related to leased corporate office space of $1.2 million and $1.8 million for the years ended December 31, 2025 and 2024, respectively. Such rent expense is classified within general and administrative expenses on the consolidated statements of operations.

On May 1, 2024, the Company exercised its early termination right provision of the corporate office lease. This reduced the lease term by 37 months, amending the initial lease end date from August 30, 2028 to July 31, 2025. In connection with electing its termination right, the Company paid a $1.6 million termination fee on May 1, 2024. The termination fee was recorded as an adjustment to the right-of-use asset.

On July 28, 2025, the Company entered into a one year extension for a portion of its office space at a cost of $19.0 thousand per month. The Company elected a short term lease exemption permissible under ASC 842 as the lease has no options to additionally extend and there are no costs associated with the end of the lease.

In addition, the Company recorded ground rent expense of approximately $45.0 thousand for the years ended December 31, 2025 and 2024, respectively. Such ground rent expense is classified within property operating expenses on the consolidated statements of operations. The ground lease requires the Company to make fixed annual rental payments and expires in 2073 assuming all extension options are exercised.

As of December 31, 2025, the Company expects to make cash payments on operating leases of $0.2 million in 2026, $45.0 thousand in 2027, $45.0 thousand in 2028, $45.0 thousand in 2029, $45.0 thousand in 2030, and $1.9 million for the periods thereafter. The present value discount is $(0.6) million.

The following table sets forth information related to the measurement of our lease liabilities as of December 31, 2025:

	December 31, 2025
Weighted-average remaining lease term (in years)	48.0
Weighted-average discount rate	7.52%
Cash paid for operating leases (in thousands)	$ 817

Note 6 – Debt

Term Loan Facility

On July 31, 2018, the Operating Partnership, as borrower, and the Company, as guarantor, entered into a Senior Secured Term Loan Agreement (the "Term Loan Agreement") providing for a $2.0 billion term loan facility (the "Term Loan Facility") with Berkshire Hathaway Life Insurance Company of Nebraska ("Berkshire Hathaway") as lender and Berkshire Hathaway as administrative agent. The Term Loan Facility provided for an initial funding of $1.6 billion at closing (the "Initial Funding") and includes a $400 million incremental funding facility (the "Incremental Funding Facility") subject to certain conditions described below. On February 2, 2023, the Company made a $230 million voluntary prepayment, reducing the unpaid principal balance to $800 million, and the debt maturity was extended for two years to July 31, 2025. On July 30, 2025, the Company paid a 2% extension fee equal to $4.0 million extending the maturity date to July 31, 2026, as further described below. At December 31, 2025, the unpaid principal balance was $50 million.

Funded amounts under the Term Loan Facility bear interest at an annual rate of 7.0% and unfunded amounts under the Incremental Funding Facility are subject to an annual fee of 1.0% until drawn. The Company prepays the annual fee and amortizes the expense to interest expense on the consolidated statements of operations.

The Company's ability to access the Incremental Funding Facility is subject to (i) the Company achieving rental income from non-Sears Holdings tenants, on an annualized basis (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the fiscal quarter ending prior to the date of incurrence of the Incremental Funding Facility, of not less than $200 million, (ii) the Company's good faith projection that rental income from non-Sears Holdings tenants (after giving effect to SNO Leases expected to commence rent payment within 12 months) for the succeeding four consecutive fiscal quarters (beginning with the fiscal quarter during which the incremental facility is accessed) will be not less than $200 million, and (iii) the repayment by the Operating Partnership of any deferred interest permitted under the amendment to the Term Loan Amendment as further described below. As of December 31, 2025, the Company has not yet achieved the requirements to access the Incremental Funding Facility.

The Term Loan Facility is guaranteed by the Company and, subject to certain exceptions, is required to be guaranteed by all existing and future subsidiaries of the Operating Partnership. The Term Loan Facility is secured on a first lien basis by a pledge of the capital stock of the direct subsidiaries of the Operating Partnership and the guarantors, including its joint venture interests, except as prohibited by the organizational documents of such entities or any joint venture agreements applicable to such entities, and contains a requirement to provide mortgages and other customary collateral upon the breach of certain financial metrics described below, the occurrence and continuation of an event of default and certain other conditions set forth in the Term Loan Agreement. During 2019, mortgages were recorded on a majority of the Company's portfolio and during the year ended December 31, 2021, mortgages were recorded on the remaining unmortgaged properties in all but two locations.

The Term Loan Facility includes certain financial metrics to govern springing collateral requirements and certain covenant exceptions set forth in the Term Loan Agreement, including: (i) a total fixed charge coverage ratio of not less than 1.20 to 1.00 for each fiscal quarter; (ii) an unencumbered fixed charge coverage ratio of not less than 1.30 to 1.00 for each fiscal quarter; (iii) a total leverage ratio of not more than 65%; (iv) an unencumbered ratio of not more than 60%; and (v) a minimum net worth of at least $1.2 billion. Any failure to satisfy any of these financial metrics limits the Company's ability to dispose of assets via sale or joint venture and triggers the springing mortgage and collateral requirements but will not result in an event of default. The Term Loan Facility also includes certain limitations relating to, among other activities, the Company's ability to: sell assets or merge, consolidate or transfer all or substantially all of its assets; incur additional debt; incur certain liens; enter into, terminate or modify certain material leases and/or the material agreements for the Company's properties; make certain investments (including limitations on joint ventures) and other restricted payments; pay distributions on or repurchase the Company's capital stock; and enter into certain transactions with affiliates.

The Term Loan Facility contains customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, material inaccuracy of representations or warranties, and bankruptcy or insolvency proceedings. If there is an event of default, the lenders may declare all or any portion of the outstanding indebtedness to be immediately due and payable, exercise any rights they might have under any of the Term Loan Facility documents, and require the Company to pay a default interest rate on overdue amounts equal to 2.0% in excess of the then applicable interest rate.

As of December 31, 2025, the Company was not in compliance with certain of the financial metrics described above. As a result, the Company was previously required to receive the consent of Berkshire Hathaway to dispose of assets via sale or contribution to another entity and, as of June 16, 2022, Berkshire Hathaway had provided such consent for all such transactions submitted for approval. The Third Term Loan Amendment (defined below), executed on June 16, 2022, eliminates this requirement. The Company believes it is in compliance with all other terms and conditions of the Term Loan Agreement.

On May 5, 2020, the Operating Partnership and Berkshire Hathaway entered into an amendment (the "Term Loan Amendment") to the Term Loan Agreement by and among the Operating Partnership and Berkshire Hathaway as initial lender and administrative agent that permits the deferral of payment of interest under the Term Loan Agreement if, as of the first day of each applicable month, (x) the amount of unrestricted and unencumbered (other than liens created under the Term Loan Agreement) cash on hand of the Operating Partnership and its subsidiaries, minus (y) the aggregate amount of anticipated necessary expenditures for such period (such sum, "Available Cash") is equal to or less than $30.0 million. In such instances, for each interest period, the Operating Partnership is obligated to make payments of interest in an amount equal to the difference between (i) Available Cash and (ii) $20.0 million (provided that such payment shall not exceed the amount of current interest otherwise due under the Term Loan Agreement). Any deferred interest shall accrue interest at 2.0% in excess of the then applicable interest rate and shall be due and payable on the Term Loan maturity date; provided, that the Operating Partnership is required to pay any deferred interest from Available Cash in excess of $30.0 million (unless otherwise agreed to by the administrative agent under the Term Loan Agreement in its sole discretion). In addition, repayment of any outstanding deferred interest is a condition to any borrowings under the $400.0 million incremental funding facility under the Term Loan Agreement. The Company has paid all interest due under the Term Loan Agreement and has not deferred any interest as permitted under the Term Loan Amendment.

Additionally, the Term Loan Amendment provides that the administrative agent and the lenders express their continued support for asset dispositions, subject to the administrative agent's right to approve the terms of individual transactions due to the occurrence of a Financial Metric Trigger Event, as such term is defined under the Term Loan Agreement.

On November 24, 2021, the Operating Partnership, the Company and Berkshire Hathaway entered into an amendment (the "Second Term Loan Amendment") to the Term Loan Agreement by and among the Operating Partnership, the Company and Berkshire Hathaway to which the Operating Partnership, the Company and Berkshire Hathaway mutually agreed that (i) the "make whole" provision in the Senior Secured Term Loan Agreement shall not be applicable to prepayments of principal; and (ii) the Senior Secured Term Loan Agreement, as amended for (i) above, may at the Operating Partnership's election be extended for two years from July 31, 2023 to July 31, 2025 (the "Maturity Date") if its principal has been reduced to $800 million by July 31, 2023. The outstanding principal balance was reduced to $800 million on February 2, 2023, and the Maturity Date was extended to July 31, 2025. In all other respects, the Senior Secured Term Loan Agreement remained unchanged.

On June 16, 2022, the Operating Partnership, the Company and Berkshire Hathaway entered into an amendment (the "Third Term Loan Amendment") to the Term Loan Agreement by and among the Operating Partnership, the Company and Berkshire Hathaway to which the Operating Partnership, the Company and Berkshire Hathaway mutually agreed that notwithstanding anything to the contrary in the asset sale covenant, the parent, borrower, and their respective subsidiaries will be permitted without the consent of the administrative agent to sell, transfer, or otherwise dispose of properties (including but not limited to properties or equity interests of any subsidiary) to unaffiliated third parties for no less than fair market value, provided that the borrower deposits all net proceeds received into a controlled account and the use of such net proceeds will be subject to the terms and conditions of the Term Loan Agreement, including but not limited to the restricted payments and investments/loans covenants.

On November 20, 2024, the Operating Partnership, the Company and Berkshire Hathaway entered into an amendment (the "Fourth Term Loan Amendment") to the Term Loan Agreement by and among the Operating Partnership, the Company and Berkshire Hathaway pursuant to which the Operating Partnership, the Company and Berkshire Hathaway mutually agreed that the Term Loan Agreement may, at the Operating Partnership's election, be extended for one year from the Maturity Date to July 31, 2026 if the Operating Partnership pays a 2% extension fee on the then outstanding principal balance as of the Maturity Date. On July 28, 2025, the Company exercised its extension option and on July 30, 2025, the Company paid a 2% extension fee equal to $4.0 million extending the maturity date to July 31, 2026. The Company also paid an incremental facility fee of $4.0 million. All other terms under the Term Loan Agreement shall remain unchanged during the extension period including the interest rate and the incremental facility fee in accordance with the Term Loan Agreement.

The extension fees paid were recorded as a direct deduction from the carrying amount of the Term Loan Facility and amortized over the remaining term of the Term Loan Agreement. As of December 31, 2025, the unamortized balance of the Company's extension fees was $2.3 million.

As of December 31, 2025, the Company has paid down $1.55 billion towards the Term Loan Facility's unpaid principal balance. The aggregate principal amount outstanding under the Term Loan Facility as of December 31, 2025 was $50.0 million.

Note 7 – Income Taxes

The Company had previously elected to be taxed as a REIT as defined under Section 856(a) of the Code for federal income tax purposes upon formation and through December 31, 2021. On March 31, 2022, the Company announced that its Board of Trustees unanimously approved a plan to terminate the Company's REIT status and become a taxable C Corporation, effective for the year ended December 31, 2022. As a result, the Company is no longer required to operate under REIT rules, including the requirement to distribute at least 90% of REIT taxable income to its stockholders, which provides the Company with greater flexibility to use its free cash flow. Effective January 1, 2022, the Company is subject to federal, state and local income taxes on its taxable income at applicable tax rates and is no longer entitled to a tax deduction for dividends paid. The Company operated as a REIT since inception and through the 2021 tax year, and existing REIT requirements and limitations, including those established by the Company's organizational documents, remained in place until December 31, 2021.

As a result of the Company's revocation of its REIT status in fiscal year 2022, the Company incurred a one-time, non-cash deferred tax benefit of approximately $161.3 million during the three months ended March 31, 2022. As a result of ongoing operations and sales activity, the Company recognized a deferred tax benefit of $26.5 million and $29.1 million during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company has recorded a full valuation allowance of $254.4 million and $227.9 million, respectively, against the deferred tax asset (the "DTA") pursuant to ASC 740 as discussed in more detail below. While the Company has recorded a full valuation allowance against its DTAs due to the uncertainty that it will be able to utilize them, if the Company is able to sell assets at prices above its tax basis, the DTAs will be utilized to offset any taxes due on those gains to the extent of the DTAs.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

		For the Year Ended December 31,	
		2025	
U.S. Federal tax benefit at statutory rate	$	(14,325)	21.0%
State and local income taxes, net of federal income tax effect [1]		(11,081)	16.3%
Changes in valuation allowance		22,774	-33.4%
Nontaxable and nondeductible items			
Deduction limitation on executive compensation		1,420	-2.1%
Other		14	0.0%
Other adjustments			
Utilization of capital loss carryover		1,353	-2.0%
Other		(155)	0.2%
Income tax expense	$	-	0%

(1) In 2025, state and local income taxes in Florida made up the majority (greater than 50%) of tax effect in this category.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for the year prior to the adoption of ASU 2023-09 is as follows:

		For the Year Ended December 31,
		2024
Pre-tax book income (loss)	$	(153,536)
Tax on pre-tax book income (loss)		(32,243)
State taxes on current year income, permanent items		(5,466)
Valuation allowance		29,054
Deferred rate change		7,504
Other		1,151
Income tax expense		-
Effective tax rate		0%

The Company's effective tax rate of 0% differs from the U.S. statutory rate of 21% in 2025 and 2024 primarily due to the placement of a valuation allowance on its deferred tax assets.

The significant components of the Company's deferred tax assets of $254.4 million and $227.9 million as of December 31, 2025 and 2024, respectively, consist of book to tax basis differences, net operating losses, and carryover net operating losses. As discussed below, the Company has recorded a full valuation allowance on the deferred tax assets as of December 31, 2025 and 2024, respectively.

The total deferred tax assets and liabilities are comprised of the following (in thousands):

| | Year Ended December 31, | |
	2025	2024
Deferred income tax assets (liabilities):		
Loss carryforwards and credits	$ 244,147	$ 133,499
Difference between book and tax basis of property, plant, and equipment	1,344	88,732
Straight-line rent	(14)	(662)
Prepaid insurance	(747)	(405)
Allowance for bad debts	417	722
Joint ventures	3,973	1,228
Accrued bonus	753	1,152
Stock compensation	3,447	3,424
Prepaid rent	—	11
Unearned revenue	210	368
Severance	1,075	—
State depreciation differences	(197)	(208)
Valuation allowance	(254,408)	(227,861)
Net deferred income tax asset	$ —	$ —

Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. ASC 740 states that deferred tax assets shall be reduced by a valuation allowance if there is insufficient objectively verifiable evidence to support that it is more likely than not that they will be realized. This evaluation requires significant judgment which should be weighted commensurate with the extent to which the evidence can be objectively verified. Additionally, under ASC 740, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Given the Company's history of cumulative losses combined with the fact that the Company's utilization of deferred tax assets is highly dependent on the outcome of the review of a broad range of strategic alternatives announced by its Board of Trustees and the uncertainty in timing and volume of future property sales, we have deemed that their realization, at this time, cannot be objectively verified. The Company has therefore recorded a full valuation allowance against the Company's deferred tax assets as of December 31, 2025 and 2024. The Company will evaluate this position each quarter as verifiable positive evidence becomes available, such as the execution of asset sales, to support the future utilization of the deferred tax assets.

A summary of the Company's valuation allowance activity is as follows (in thousands):

| | For the Year Ended December 31, | |
	2025	2024
Balance, beginning of year	$ 227,861	$ 198,807
Charged to income tax expense	26,547	29,054
Balance, end of year	$ 254,408	$ 227,861

Note 8 – Fair Value Measurements

ASC 820, *Fair Value Measurement*, defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels:

Level 1 - quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities

Level 2 - observable prices based on inputs not quoted in active markets, but corroborated by market data

Level 3 - unobservable inputs used when little or no market data is available

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company also considers counterparty credit risk in its assessment of fair value.

Assets Measured at Fair Value on a Nonrecurring Basis

The following tables present the Company's assets measured at fair value on a non-recurring basis as December 31, 2025 and 2024 (in thousands), aggregated by the level in the fair value hierarchy within which those measurements fall:

Description	Balance December 31, 2025	(Level 1)	Fair Value Measurements Using (Level 2)	(Level 3)
Other-than-temporary impaired investments in unconsolidated entities	$ 31,075	$ 31,075	$ -	$ -

Description	Balance December 31, 2024	(Level 1)	Fair Value Measurements Using (Level 2)	(Level 3)
Impaired real estate assets	$ 139,462	$ -	$ -	$ 139,462

In accordance with ASC 360-10, *Property, Plant and Equipment*, the Company reviews the carrying value of its real estate assets at each reporting period. For the years ended December 31, 2025 and 2024, the Company recorded impairment losses of $18.8 million and $87.5 million, respectively, on real estate assets which is included in impairment on real estate assets within the consolidated statements of operations. The $18.8 million of impairment recorded during the year ended December 31, 2025 was due to agreeing to sell the Aventura, FL property for less than its carrying value. The $87.5 million of impairment recorded during the year ended December 31, 2024 was primarily due to negotiations for rent relief with existing tenants at Aventura, FL that began during the second quarter of 2024, and agreeing to sell one property below carrying value. The Aventura, FL property was sold prior to December 31, 2025. We continue to evaluate our portfolio, including our development plans and holding periods, which may result in additional impairments in future periods on our consolidated properties.

In accordance with ASC 323, *Equity Method and Joint Ventures*, the Company reviews the carrying value of its investments in unconsolidated entities at each reporting period. The Company recorded $8.5 million in other-than-temporary impairment losses in investments in unconsolidated entities for the year ended December 31, 2025. The Company did not record any other-than-temporary impairment losses on investments in unconsolidated entities for the year ended December 31, 2024.

For the year ended December 31, 2025, the Company estimated fair value based upon the agreed-upon contract sales price, less costs to sell. The Company considers fair values based upon agreed-upon contract sales price to be classified within Level 1 of the fair value hierarchy. For the year ended December 31, 2024, the Company estimated fair value of certain assets based on a discounted cash flow analysis using a discount rate of 11.0% and residual capitalization rate of 6.75%. As significant inputs to the model are unobservable, the Company has determined that the fair values of these properties are classified within Level 3 of the fair value reporting hierarchy.

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the consolidated balance sheets include cash equivalents and the Term Loan Facility. The fair value of the Term Loan Facility is classified as Level 2. Cash equivalents and restricted cash are carried at cost, which approximates fair value. The fair value of debt obligations is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings. As of December 31, 2025 and 2024, the estimated fair values of the Company's debt obligations were $50.0 million and $235.7 million, respectively, which approximated the carrying value at such dates as the current risk-adjusted rate approximates the stated rates on the Company's debt obligations.

Note 9 – Commitments and Contingencies

Insurance

The Company maintains general liability insurance and all-risk property and rental value, with sub-limits for certain perils such as floods and earthquakes on each of the Company's properties. The Company also maintains coverage for terrorism acts as defined by Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2027.

Insurance premiums are charged directly to each of the properties. The Company will be responsible for deductibles and losses in excess of insurance coverage, which could be material. The Company continues to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism. However, the Company cannot anticipate what coverage will be available on commercially reasonable terms in the future.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As a result, the Company may be liable for certain costs including removal, remediation, government fines and injuries to persons and property.

Litigation and Other Matters

In accordance with accounting standards regarding loss contingencies, the Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued or discloses the fact that such a range of loss cannot be estimated. The Company does not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

On July 1, 2024, a purported shareholder of the Company filed a class action lawsuit in the U.S. District Court for the Southern District of New York, captioned Zhengxu He, Trustee of the He & Fang 2005 Revocable Living Trust v. Seritage Growth Properties, Case No. 1:24:CV:05007, alleging that the Company, the Company's Chief Executive Officer, and the Company's Chief Financial Officer violated the federal securities laws (the "Securities Action"). The complaint seeks to bring a class action on behalf of all persons and entities that purchased or otherwise acquired Company securities between July 7, 2022 and May 10, 2024. The complaint alleges that the defendants violated federal securities laws by issuing false, misleading, and/or omissive disclosures concerning the Company's alleged lack of effective internal controls regarding the identification and review of impairment indicators for investments in real estate and the Company's value and projected gross proceeds of certain real estate assets. The complaint seeks compensatory damages in an unspecified amount to be proven at trial, an award of reasonable costs and expenses to the plaintiff and class counsel, and such other and further relief as the court may deem just and proper. On or around January 15, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned Paul Sidhu v. Seritage Growth Properties, Case No. 1:25-cv-00152 (the "Sidhu Derivative Action"). On or around January 20, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the District of Maryland, captioned James Wallen v. Seritage Growth Properties, Case No. 1:25-cv-00190 (the "Wallen Derivative Action"). On or around May 8, 2025, another purported shareholder of the Company filed a derivative lawsuit in the U.S. District Court for the Southern District of New York, captioned Derrick Cheroti v. Seritage Growth Properties, Case No. 1:25-vc-00152 (the "Cheroti Derivative Action"). The derivative actions allege the same or similar claimed acts and omissions underlying the Securities Action, assert breach of fiduciary duty and other claims against the Company's Chief Executive Officer, the Company's Chief Financial Officer, and current and former members of the Company's Board of Trustees, and name the Company as a nominal defendant. The complaint in each of the derivative actions seeks compensatory damages in an unspecified amount to be proven at trial, an order directing the Company and the individual defendants to reform and improve the Company's corporate governance and internal procedures, restitution from the individual defendants, an award of costs and expenses to the plaintiff and reasonable attorneys' and experts' fees, costs, and expenses, and such other and further relief as the court may deem just and proper. The complaint in the Cheroti Derivative Action also seeks an award of punitive damages, an order directing the individual defendants to account for all damages caused by them and all profits and special benefits and unjust enrichment obtained, and the imposition of a constructive trust. On September 2, 2025, the court in the Cheroti Derivative Action stayed the Cheroti Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. On November 5, 2025, the court in the District of Maryland proceedings consolidated the Sidhu Derivative Action and the Wallen Derivative Action (the "Consolidated Derivative Action") and appointed lead counsel. On November 12, 2025, the court in the Consolidated Derivative Action stayed the Consolidated Derivative Action until resolution of the anticipated motion to dismiss in the Securities Action. The Company intends to vigorously defend itself against the allegations in these lawsuits.

In addition to the litigation described above, the Company is subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business and due to the current environment. While the resolution of such matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material effect on the consolidated financial position, results of operations, cash flows or liquidity of the Company.

Note 10 – Related Party Disclosure

Edward S. Lampert

Edward S. Lampert is the Chairman and Chief Executive Officer of ESL, which owns Holdco, and was Chairman of Sears Holdings. Mr. Lampert was also the Chairman of Seritage prior to his retirement effective March 1, 2022.

On July 6, 2022, Mr. Lampert converted all of his remaining Operating Partnership Units ("OP Units") to Class A common shares. As a result, he no longer holds a direct interest in the Operating Partnership and he owns approximately 23.8% of the outstanding Class A shares as of December 31, 2025.

Winthrop Capital Advisors

On December 29, 2021, the Company entered into a Services Agreement with Winthrop Capital Advisors LLC to provide additional staffing to the Company. On January 7, 2022, the Company announced that John Garilli, an employee of Winthrop, has been appointed interim chief financial officer on a full-time basis, effective January 14, 2022. The Company pays Winthrop a monthly fee of $0.1 million and reimbursement for certain employee expenses. The Company paid Winthrop $2.9 million and $2.8 million during the years ended December 31, 2025 and 2024, respectively.

Unconsolidated Entities

Certain unconsolidated entities have engaged the Company to provide management, leasing, construction supervision and development services at the properties owned by the unconsolidated entities. Refer to Note 2 for the Company's significant accounting policies.

At December 31, 2025 and 2024, there was $1.8 million and $3.2 million, respectively, in receivables from unconsolidated entities for reimbursable costs and is included in tenant and other receivables on the consolidated balance sheets. In addition, during the year ended December 31, 2025, the Company advanced $1.7 million to one of its joint venture partners pursuant to its joint venture agreement and is included in tenant and other receivables, net. This receivable is to be repaid by preferred distributions from the joint venture. The balance of the receivable was $1.4 million at December 31, 2025. At December 31, 2025 and 2024, there was $24.2 thousand and $0.1 million, respectively, in payables to unconsolidated entities and is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

At December 31, 2025, the Company had a put right on one property held by one unconsolidated entity, which may require the Company's partner to buy out the Company's investment in such property. During the year ended year ended December 31, 2025, the Company did not exercise any put rights. As of December 31, 2025, the threshold to exercise this put right had not been met.

Note 11 – Shareholders' Equity

Class A Common Shares

As of December 31, 2025, 56,324,607 Class A common shares were issued and outstanding. Class A shares have a par value of $0.01 per share.

Class B Non-Economic Common Shares

As of December 31, 2025, there were no Class B non-economic common shares issued or outstanding.

Series A Preferred Shares

In December 2017, the Company issued 2,800,000 7.00% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") in a public offering at $25.00 per share. The Company received net proceeds from the offering of approximately $66.4 million, after deducting payment of the underwriting discount and offering expenses.

On and after December 14, 2022, the Company may redeem any or all of the Series A Preferred Shares at $25.00 per share plus any accrued and unpaid dividends. The Series A Preferred Shares have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless the Company redeems or otherwise repurchases them or they are converted.

Dividends and Distributions

The Company's Board of Trustees has not declared dividends on the Company's Class A common shares during 2025 or 2024. The last dividend on the Company's Class A and C common shares that the Board of Trustees declared was on February 25, 2019, which was paid on April 11, 2019 to shareholders of record on March 29, 2019.

Our Board of Trustees will determine future distributions following the pay down of the Term Loan Facility.

The Company's Board of Trustees also declared the following dividends on preferred shares during 2026, 2025 and 2024:

Declaration Date	Record Date	Payment Date	Series A Preferred Share	
2026				
February 25	March 31	April 15	$	0.43750
2025				
October 29	December 31	January 15, 2026	$	0.43750
July 23	September 30	October 15		0.43750
May 8	June 30	July 15		0.43750
February 26	March 31	April 15		0.43750
2024				
October 28	December 31	January 15, 2025	$	0.43750
July 31	September 30	October 15		0.43750
May 2	June 28	July 15		0.43750
February 29	March 29	April 15		0.43750

Note 12 – Earnings (Loss) per Share

The table below provides a reconciliation of net loss and the number of common shares used in the computations of "basic" earnings per share ("EPS"), which utilizes the weighted-average number of common shares outstanding without regard to dilutive potential common shares, and "diluted" EPS, which includes all such shares. At December 31, 2024, potentially dilutive securities consisted of shares of non-vested restricted stock. There were no shares of unvested restricted stock at December 31, 2025.

All outstanding non-vested shares that contain non-forfeitable rights to dividends are considered participating securities and are included in computing EPS pursuant to the two-class method which specifies that all outstanding non-vested share-based payment awards that contain non-forfeitable rights to distributions are considered participating securities and should be included in the computation of EPS.

(in thousands except per share amounts)		Year Ended December 31,		
		2025		2024
Numerator - Basic and Diluted				
Net loss	$	(68,215)	$	(153,536)
Preferred dividends		(4,900)		(4,900)
Net loss attributable to common shareholders - Basic and Diluted	$	(73,115)	$	(158,436)
Denominator - Basic and Diluted				
Weighted-average Class A common shares outstanding		56,314		56,255
Weighted-average Class A common shares outstanding - Basic		56,314		56,255
Weighted-average Class A common shares outstanding - Diluted		56,314		56,255
Loss per share attributable to Class A common shareholders - Basic	$	(1.30)	$	(2.82)
Loss per share attributable to Class A common shareholders - Diluted	$	(1.30)	$	(2.82)

No adjustments were made to the numerator for the years ended December 31, 2025 or 2024 because the Company generated a net loss. During periods of net loss, undistributed losses are not allocated to the participating securities as they are not required to absorb losses.

No adjustments were made to the denominator for the year ended December 31, 2025 as there were no outstanding non-vested restricted share. No adjustments were made to the denominator for the year ended December 31, 2024 because the inclusion of outstanding non-vested restricted shares would have had an anti-dilutive effect.

There were no non-vested restricted shares outstanding at December 31, 2025. At December 31, 2024, there were 87,899 shares of non-vested restricted shares outstanding.

Note 13 – Share-Based Compensation

On July 7, 2015, the Company adopted the Seritage Growth Properties 2015 Share Plan (the "Plan"). The number of shares of common stock reserved for issuance under the Plan is 3,250,000. The Plan provides for grants of restricted shares, share units, other share-based awards, options, and share appreciation rights, each as defined in the Plan (collectively, the "Awards"). Directors, officers, other employees, and consultants of the Company and its subsidiaries and affiliates are eligible for Awards.

Restricted Shares and Share Units

Pursuant to the Plan, the Company has periodically made grants of restricted shares or share units. The vesting terms of these grants are specific to the individual grant and vary in that a portion of the restricted shares and share units vest in equal annual amounts over the subsequent three years (time-based vesting) and a portion of the restricted shares and share units vest on the third, and in some instances, the fourth anniversary of the grants subject to the achievement of certain performance criteria (performance-based and market-based vesting).

In general, participating employees are required to remain employed for vesting to occur (subject to certain limited exceptions). Restricted shares and share units that do not vest are forfeited. Dividends on restricted shares and share units with time-based vesting are paid to holders of such shares and share units and are not returnable, even if the underlying shares or share units do not ultimately vest. Dividends on restricted shares and share units with performance-based vesting are accrued when declared and paid to holders of such shares on the third, and in some instances, the fourth anniversary of the initial grant subject to the vesting of the underlying shares. See Note 2 for valuation information related to the grants of the awards that are subject to market-based vesting conditions.

The following table summarizes restricted share activity for the grant periods ended December 31, 2025, and 2024:

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Unvested restricted shares at beginning of period	87,899	$ 11.31	361,645	$ 14.27
Restricted shares vested	(87,899)	11.31	(141,771)	13.42
Restricted shares forfeited	-	-	(131,975)	17.18
Unvested restricted shares at end of period	-	$ -	87,899	$ 11.31

The Company recognized $0.2 million and $1.5 million in share-based compensation expense related to the restricted shares for the years ended December 31, 2025 and 2024, respectively. Compensation expenses related to the restricted shares are included in general and administrative expenses on the Company's consolidated statements of operations.

As of December 31, 2025, there were no outstanding restricted shares. As of December 31, 2024, there were approximately $0.2 million of total unrecognized compensation costs related to the outstanding restricted shares which was expected to be recognized over a weighted-average period of approximately 0.2 years.

Note 14 – Segment Reporting

The Company currently operates in a single reportable segment which includes the ownership, development, redevelopment, management, sale and leasing of real estate properties. Substantially all of our revenues are derived from contractual rents and tenant expense reimbursements as outlined within lease agreements. The Company's CODM, who is our chief executive officer, assesses and measures the operating and financial results on an aggregated basis and does not allocate resources or make decisions distinguishing between individual properties, geographies, sizes, or types. All revenue has been generated and all tangible assets are held in the United States.

The Company's CODM regularly reviews the operating results of the Company to determine how to best allocate resources. The Company's measure of segment profitability is consolidated net loss. The CODM uses consolidated net loss when deciding whether to market a property for sale, make an investment in a property to improve its marketability, or reduce general and administrative expenses. Consolidated net loss is also used to monitor budgeted versus actual results. The measure of segment assets is reported on the consolidated balance sheets as Total assets.

The table below reconciles total segment revenues to consolidated net loss and includes the significant segment expenses regularly provided to and reviewed by the CODM as part of their decision making process (in thousands):

	Year Ended December 31,			
	2025		**2024**	
Total revenue	$	18,204	$	17,622
Real estate taxes		(2,455)		(3,935)
Abandoned project costs		—		(5,732)
Common area maintenance		(7,759)		(9,302)
Property insurance		(4,493)		(5,354)
Personnel expenses [1]		(21,837)		(17,163)
Interest expense		(20,273)		(24,972)
Other segment items [2]		(29,602)		(103,116)
Net loss	$	(68,215)	$	(151,952)

(1) Personnel expenses include expenses related to employee base compensation, bonuses, cash payments in lieu of equity, share based compensation and third-party consulting fees.

(2) Other segment items include expenses included in the measure of segment loss that are not considered significant. Items that are not considered significant include the following: property utilities, audit and tax fees, office expenses, trustee fees, information and technology costs, legal fees, corporate insurance and other miscellaneous expenses. Other segment items also include the following: depreciation and amortization, gain on sale of real estate, loss on sale of interests in unconsolidated entities, impairment of real estate assets and equity in income (loss) of unconsolidated entities, interest and other income, net and provision for income taxes.

SERITAGE GROWTH PROPERTIES
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

City	State	Encumbrances	Acquisition Costs		Costs Capitalized Subsequent to Acquisition (1)		Gross Amount at Which Carried at Close of Period (2)			Accumulated Depreciation	Date Acquired	Life Upon Which Depreciation is Computed
			Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total			
Riverside	CA	(3)	$ 1,054	$ 494	$ -	$ 629	$ 1,054	$ 1,123	$ 2,177	$ (180)	July, 2015	(4)
King of Prussia	PA	(3)	-	42,300	-	1,496	-	43,796	43,796	(13,825)	July, 2015	(4)
Valley View	TX	(3)	4,706	3,230	-	41,445	4,706	44,675	49,381	-	July, 2015	(4)
Redmond-Overlake Pk	WA	(3)	5,133	4,133	14,513	41,848	19,646	45,981	65,627	(903)	July, 2015	(4)
			$ 10,893	$ 50,157	$ 14,513	$ 85,418	$ 25,406	$ 135,575	$ 160,981	$ (14,908)		
Real Estate Held for Sale												
Riverside	CA	(3)	3,343	2,778	-	3,504	3,343	6,282	9,625	(933)	July, 2015	(4)
			$ 3,343	$ 2,778	$ -	$ 3,504	$ 3,343	$ 6,282	$ 9,625	$ (933)		

(1) Includes reductions related to partial site sales and impairment of long-lived assets.
(2) The aggregate cost of land, buildings and improvements for U.S. federal income tax purposes is approximately $106 million (unaudited).
(3) The Term Loan Facility is secured on a first lien basis by individual mortgages and a pledge of the capital stock of the direct subsidiaries of the Company, including those that own each of the Company's properties. See Note 6 of the Notes to the Consolidated Financial Statements.
(4) Depreciation is computed based on the following estimated useful lives:

Buildings:	25 – 40 years
Site improvements:	0 – 15 years
Tenant improvements:	shorter of the estimated useful life or non-cancelable term of lease

SERITAGE GROWTH PROPERTIES
NOTES TO SCHEDULE III
(Dollars in thousands)

Reconciliation of Real Estate

	2025		2024	
Balance at beginning of year	$	398,574	$	627,950
Additions		9,341		24,688
Impairments		(18,800)		(87,536)
Dispositions		(218,480)		(159,373)
Write-offs		(29)		(7,155)
Real estate held for sale		(9,625)		-
Balance at end of year	$	160,981	$	398,574

Reconciliation of Accumulated Depreciation

	2025		2024	
Balance at beginning of year	$	39,940	$	43,634
Depreciation expense		5,441		11,777
Dispositions		(29,540)		(15,471)
Real estate held for sale		(933)		-
Balance at end of year	$	14,908	$	39,940